
03045574

12/1

## 82- SUBMISSIONS FACING SHEET



MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Saskatchewan Wheat Pool

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS


PROCESSED
JAN 13 2004
THOMSON
FINANCIAL

FILE NO. 82- 5037 FISCAL YEAR 7-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | | |
|---|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | | |

OICF/BY: dlw

DAT : 1/12/04

ANNUAL REPORT

2003



Saskatchewan Wheat Pool

**In 2003, the Pool completed the final steps of its comprehensive restructuring plan, clearing the path for future success. To support this "new start" we have identified FOUR STRATEGIC PRIORITIES that will guide the organization in the coming years and generate value for Pool stakeholders.**

## 1. OPTIMIZING OUR FOOTPRINT

***The Pool will continue to align its assets with changing market conditions. Our goal is to anticipate change and proactively adjust our business processes so that we generate the greatest economic value from our western Canadian footprint.***

## 2. OPERATIONAL EXCELLENCE

***Our pipeline business model is designed to generate value at each stage of the agri-business process. We will test and refine our processes at every stage and strengthen our relationships with customers and suppliers to create mutual value. We will build confidence among our stakeholders by benchmarking, targeting, tracking and communicating our operational excellence initiatives.***

## 3. CUSTOMER SOLUTIONS

***The needs of western Canadian producers have changed. The Pool will build on its customer contact strategies by developing customized producer profiles and new marketing strategies, specific to the customers' unique needs and aligned with the company's competitive strengths.***

***Our end-use customers will receive the same commitment. We will build on our quality assurance programs, customizing supply agreements and identity preservation programs to solidify long-term relationships in the international marketplace.***

## 4. OUR PEOPLE

***The knowledge and commitment of our people is at the heart of the Pool's success. We will encourage leadership through empowerment, training and retention initiatives that reward our top performers. We will implement training programs for front-line staff to help them allocate resources based on the value that can be realized from each customer and coach them to deliver innovative, customer-specific solutions.***

TABLE OF CONTENTS

# TO OUR SHAREHOLDERS

The past year has been an extremely challenging yet rewarding one for Saskatchewan Wheat Pool. In March, we completed a financial restructuring with our banks and bondholders that provided the company with funding to implement its future business plan and effectively exchanged $255 million of debt for equity.

The restructuring was the final step in the Pool's drive to become the most efficient agri-business in Western Canada. With our state-of-the-art grain handling system and extensive agri-products marketing network, the Pool is well situated to capitalize on a return to more normal growing conditions. We have brought our costs down, streamlined our operations and refocused the company on our core businesses.

None of it was easy, but the end result is a genuine feeling of renewal at the Pool – from the Board of Directors through senior management to the staff at our country locations. Our black bottom line in the fourth quarter is just as exciting. It illustrates that the work we've done to get our company in order has paid off. It reinforces what we have been telling investors, customers and the public – the Pool can and will be profitable in a normal environment.

In the coming year, we will continue on the course we have set, holding the line on costs, developing innovative customer solutions, evaluating our operations and striving for excellence in all that we do. We remain committed to quality, service and adding value every step of the way.

We invite you now to take a few moments to review our Management's Discussion and Analysis to gain a better understanding of the Pool, our business environment and our capabilities to deliver results.



Mayo Schmidt
Chief Executive Officer



Marvin Wiens
President and Chairman of the Board

# MANAGEMENT'S DISCUSSION AND ANALYSIS 2003

## HOW TO USE THIS MD&A

The Pool completed a financial restructuring on March 14, 2003. As a result, the company has accounted for the reorganization by using the principles of comprehensive revaluation. This revaluation, known as "fresh start accounting," limits the comparability of the Pool's current financial results to those of prior periods. Additionally, management has prepared its discussion in the context of its industry, market environment, financial performance, priorities, opportunities and risks for the future.

### FINANCIAL RESTRUCTURING

On October 24, 2002, following two and a half years of prolonged drought on the Prairies that severely restricted cash flow, Saskatchewan Wheat Pool announced its intention to develop a consensual restructuring plan with its banks and medium term noteholders. The process was effectively finalized on February 4, 2003, and completed in March of 2003 with the exchange of $405 million in senior secured debt for $150 million of senior subordinated notes, $255 million of convertible subordinated notes and 22,938,037 Class B non-voting shares. Additional information is contained in Note 2 to the consolidated financial statements.

### FRESH START ACCOUNTING

The restructuring has been accounted for using the principles of comprehensive revaluation (fresh start accounting) as required by generally accepted accounting principles (GAAP). As a result of the financial restructuring, the Pool became a new reporting entity with a new opening balance sheet effective January 31, 2003.

The balance sheet is presented on a post-restructuring basis as at January 31, 2003, and July 31, 2003. Balance sheets for prior periods are not comparable because they were prepared on a historical cost basis. Specifically, a revaluation was made of the company's debt and equity components based on market values at the time of the revaluation with corresponding adjustments made to asset values. Readers may refer to Note 2 to the Consolidated Financial Statements for a complete description of the revaluation.

The company's statements of earnings and cash flows include the financial results for the six months ended January 31, 2003, prior to the restructuring, along with the six months ended July 31, 2003, post-restructuring, using the principles of fresh start accounting. The cumulative total of these two reporting periods are not comparable to the 12 months ended July 31, 2002, because of the 2003 reorganization and subsequent comprehensive revaluation.

# COMPANY OVERVIEW

The Pool is an integrated and diversified company engaged in four distinct but interrelated agri-businesses. It is the largest publicly traded agri-business in the province of Saskatchewan and the second largest in Western Canada.

The company's core businesses are grain handling and marketing and agri-products sales. The Pool also participates in agri-food processing and livestock production through wholly owned and affiliated companies and through strategic alliances and supply agreements.

## BUSINESS MODEL

Saskatchewan Wheat Pool's business model is designed to optimize its position in the agri-food pipeline by connecting producers and their commodities with destination customers around the world, generating revenue at each stage of its value-added pipeline.

The pipeline begins with the producer. The Pool works with its producer customers to provide specialized varieties of grains and oilseeds, along with fertilizer, crop inputs and agronomic services, in an effort to support high-quality, high-yielding commodities demanded in the international marketplace. Through production contracts, trucking premiums and targeted marketing programs, the Pool attracts grain into its high throughput grain handling network where the product is cleaned, dried and blended before it is sold to the domestic or export market. The Pool, through commodity specialists, markets its inventories to end-use customers, shipping the product by truck or rail to domestic users or to export positions. For the international marketplace, the product primarily moves through a port terminal facility to the end user where it is further processed into food and other agriculturally based products.

## GRAIN HANDLING AND MARKETING

The Pool's grain handling and marketing operations consist of 43 high throughput grain handling and marketing terminals and 11 seed cleaning and specialty plants strategically located in the prime agricultural growing regions of Western Canada, two wholly owned port terminal export facilities located in Vancouver, British Columbia, and Thunder Bay, Ontario, and an ownership interest in an export facility in Prince Rupert, British Columbia.

## AGRI-PRODUCTS

The Pool's Agri-products segment consists of 100 retail locations throughout Western Canada, including its grain handling and marketing facilities, through which the Pool sells seed, fertilizer and crop protection products. The Agri-products segment also includes a research and development center located at the University of Saskatchewan, the company's share of jointly owned affiliate Western Co-operative Fertilizers (WCFL), a fertilizer wholesaler located in Calgary, Alberta, and the Pool's interest in Interprovincial Co-operative Limited (IPCO), a chemical formulation plant in Winnipeg, Manitoba. Through its strategic alliances with Farm Credit Canada and John Deere Credit, the Pool also offers agri-products financing to Prairie producers.

## AGRI-FOOD PROCESSING

The Pool's significant interests in agri-food processing include wholly owned Can-Oat Milling, the world's largest industrial oat miller, with approximately 40% of the capacity within its primary competitor group; and 42% owned Prairie Malt Limited, one of North America's largest single-site malting plants.

## OTHER

Through its interest in the Heartland Group of Companies, the Pool is involved in hog production and marketing. The Pool wholly owns three hog production facilities and holds majority interests in four other facilities, all located in Saskatchewan. The Pool also operates a feed mill at North Battleford and an aquaculture operation at Lake Diefenbaker, both located in Saskatchewan.

# MARKET ENVIRONMENT

## GRAINS AND OILSEEDS

Western Canada typically produces about 53 million tonnes of grains and oilseeds annually, of which 63%, or 33 million tonnes, is available to licensed grain handlers. During the past two growing seasons, drought hit the Prairies, severely affecting the quantity and quality of commodities available to market participants in the following fiscal years.

For fiscal 2003, the crop production of 29 million tonnes was 45% below the five-year average because of the drought. Initial production estimates from this year's harvest suggest production for fiscal 2004 will rise to approximately 45 million tonnes in Western Canada, 85% of the five-year average, despite heat stress in the month of August and above average grasshopper populations. Based on these numbers, the Pool believes that approximately 26 million tonnes will be available to licensed grain handlers in fiscal 2004. Final production estimates will be available from Statistics Canada in December 2003.

From an export perspective, the Canadian Wheat Board (CWB) is the sole exporter of western Canadian wheat and barley (Board grains). The Pool also buys and markets for its own account, non-Board grains such as canola, oats, peas and mustard.

Exports in 2003 declined to historic lows of 12.6 million tonnes, just 50% of the five-year average, reflecting volume declines, poor quality and a significantly reduced Canadian Wheat Board export program. The Pool expects exports in fiscal 2004 to rebound to approximately 89% of the five-year average. Higher quality from this year's harvest, coupled with increased demand in the international export market due to a poor European crop, is expected to partially offset the impact of production declines and the corresponding impact on earnings.

**Western Canadian Production**
(millions of metric tonnes)


60
50
40
30
20
10
0
5-year Avg
F2001
F2002
F2003
F2004 Est

*Source: October 2003, Statistics Canada Estimate*
*5-year average includes 1997-2001*

**Canadian Exports Excluding Products**
(millions of metric tonnes)


20
15
10
5
0
5-year Avg
F2001
F2002
F2003
F2004 Est

Non-Board Grains & Oilseeds
Board Grains

*Source: **Non-Board** - AAFC Oct. 8/03 Grains & Oilseeds Outlook and Pulse and Special Crops Outlook, Sept 17, 2003; **CWB Estimate** Oct. 9/03, Western Producer; **5-year average** includes 1997-2001; Source: Canadian Grain Commission, "Exports of Canadian Grain"*

## AGRI-PRODUCTS MARKET

The agri-products industry in Western Canada is a mature market. It is made up of approximately 250 competitors servicing 1,000 locations throughout Western Canada. Independent retailers, who hold approximately 30% of the market, together with a host of major grain handlers, sell seed, fertilizer, crop protection products and small agricultural equipment.



Acreage - Western Canada
(thousands of acres)
30
25
20
15
10
5
0
All Wheat
Coarse Grains
Oilseeds
Special Crops
5-year Avg
F2001
F2002
F2003
F2004 Est
Source: Statistics Canada


Over the past decade, there has been a shift in crop mix with less cereal grain and more canola, oilseeds and special crops being grown. The increase drove crop input volumes and values higher. However, seeded acres for these crops peaked in 1995 and there has been no significant growth since that time.

Given stable production acreage and stable volumes of crop inputs applied per acre, the opportunity for revenue growth in the industry will come largely from price increases and cropping pattern shifts.

The seeded acreage of crops varies from year to year, based largely on price forecasts and input costs. Currently, the only long-term trend affecting seeded acreage is a steady increase in special crops (peas, lentils, mustard and canary seed) from 1.5 million acres in 1990-91 to 6.5 million acres in 2004. This growth may have reached its peak as Canada now has 50% of world exports in many of these crops.

The number of producers has decreased steadily and the average number of acres farmed, including owned and leased land, has grown to 1,600, meaning fewer customers with greater leverage. As a result, price, availability, information and service are the key sales drivers in this business.

The total market is approximately $2.7 billion in sales, geographically distributed as follows: Saskatchewan, $1.2 billion; Alberta, $0.9 billion; and Manitoba, $0.6 billion (Source: Statistics Canada, May 2003 Farm Operating Expenses & Depreciation Charges). The Pool competes in 17 market centers with an effective market coverage of approximately $1.8 billion. Low crop prices and poor growing conditions put pressure on volumes and margins from time to time, but in general, the industry has historically supported retail gross margins in the 15% range.

The industry is highly dependent on weather conditions and commodity prices. If poor growing conditions are anticipated due to drought or if commodity prices decline significantly, producers cannot justify the cost of inputs in terms of a return on investment and sales can suffer.

The industry is also highly seasonal with more than 75% of seed, fertilizer and crop protection products sold and delivered from mid-April to the end of June. This means that capacity is fully utilized during this period and underutilized the remainder of the year. This short-term high-level sales period requires strong logistical support to ensure timely deliveries that meet customer demands.

The fall season from August to November represents about 15% of the business. This market is also extremely dependent on the weather as early frost and snowfall can bring the season to a halt. A strong fall application period can relieve some of the spring logistical requirements because fertilizer will not be reapplied in the spring, while other products such as herbicides will be applied again in the spring.

**OAT PROCESSING** *(Sources: Statistics Canada, Can-Oat Milling)*

Canada is the second largest oat producer and largest oat and oat product exporter, representing 48% of the world oat export trade. Total world production of 25.6 million tonnes includes both feed and human consumption oat production. Canadian oat production represents approximately 13% of this total and over the past 15 years, the industry has seen strong growth in North American milling demand. As a result, the percentage of total oat production that is utilized for food and industrial purposes has increased. Approximately 25% to 30% of the annual crop is milling quality, while the rest is utilized as feed. Canada consumes less than 50% of its production and exports the remainder.

**Geographical Breakdown of Canadian Exports**
*Human Oat Products Exports*


Manitoba
56%
Sask.
27%
Alberta
14%
Quebec 1%
Ontario/BC 2%

Demand for oat ingredients continues to be heavily concentrated in the hot and cold cereal and snack bar markets. Health concerns in the North American population have had a dramatic impact on the sale of oat products. In 1997, the Food and Drug Administration in the United States approved a health claim for oat-based products proclaiming that the soluble fibre from oatmeal, as part of a low-saturated fat, low-cholesterol diet, may reduce the risk of heart disease. This official acceptance has heightened consumer interest in oat-based foods.

There are four types of oat processors in the North American marketplace – brand managers, industrial finished ingredient suppliers, industrial primary ingredient suppliers and feed mills. Can-Oat Milling is an industrial finished ingredients supplier that supplies high-quality, high-value oat ingredients to consumer products companies for further processing.

**HOG PRODUCTION**

Pork is the most popular meat in the global marketplace, representing approximately 40% of total meat consumption. In 2002, 85 million tonnes of pork was produced and consumed worldwide (Source: USDA – October, 2003). The industry is forecast to grow to 104 million tonnes by 2012, which translates into a growth rate of 1.9% per year (Source: FAPRI, 2003 Baseline). The majority of growth will occur in China, which is expected to produce 50% of the world's production by that time. However, 100% of that country's pork is consumed domestically, and many believe that China may become a significant pork importer over the longer term due to increasing demands for high-protein food.

Canada processes approximately 1.8 million tonnes of pork annually. Quebec and Ontario dominate the industry with 57% while Saskatchewan accounts for approximately 9%.

The Prairies offer many competitive advantages in terms of hog production. The expansive land base is relatively low cost, and traditionally colder climates help minimize disease, reduce heat stress and maintain high feed conversion ratios. Western Canadian producers also have access to quality low-cost feed grains and strong demand from packers due to underutilized newer processing capacity in the system.

The market price of Canadian hogs is tied directly to the Midwest USA price, set by American packers who are driven by supply and demand at the retail level.

Low-cost production is a key success factor, and, accordingly, achieving economies of scale is a critical component in minimizing the fixed-cost component of each hog produced. Efficiency can also be improved through husbandry practices, nutritional practices and health protocols. Success is dependent on farrowing rates, mortality rates and feed conversion ratios.

## POOL PRIORITIES

With the financial restructuring complete, Saskatchewan Wheat Pool has developed key priorities intended to drive its strategic direction and re-position the Pool as a leader in the industry.

The Pool has already responded to deregulation, rail line abandonment and other industry shifts with an aggressive rationalization program. We will continue to assess all businesses to determine the optimum operating structure. We recognize that while the Pool's new financial structure gives us a new start, it is critical that we size our operations so that we can operate with flexibility within our financial limits. We will continue to assess geographic representation and product line offerings and identify new competitive opportunities to optimize our footprint. These opportunities must have a strategic fit with our corporate priorities. In many cases, these strategic initiatives will be supply agreements, partnerships or joint ventures with other companies, where there are opportunities to capture synergy, share expertise, minimize risk and grow our business. Our relationships with food processors, international trading partners and others are also critical to our ability to earn revenues along the value chain, particularly for non-Board grains that are not consumed domestically.

With the number of western Canadian family farms on the decline, farm operations are much larger and customer needs have changed. The Pool intends to build on the customer contact strategies implemented in 2001 by developing customized producer profiles and new marketing strategies that are specific to the customers' unique needs and are aligned with the company's competitive strengths. We will implement training programs for front-line staff to enhance their customer service skills and to encourage long-term customer relationships. We will help them allocate resources based on the value that can be realized from each customer and coach them to deliver innovative, customer-specific solutions.

As the industry continues its rationalization and consolidation, we will sharpen our focus on operational excellence as the driving principle within the company. There is little or no product differentiation among competitors so competing effectively in this environment is largely dependent on price and service. To that end, the Pool has undergone an extensive cost reduction program over the past three years that has eliminated approximately $80 million in operating costs.

## CAPABILITY TO DELIVER RESULTS

The Pool's ability to achieve success in the western Canadian agricultural industry is dependent upon a number of factors. Rationalization and consolidation of smaller inefficient facilities remains a key focus for the industry given the significant over-capacity that remains in the system. The Pool moved quickly to respond to this challenge and over the past three years has reduced its own capacity from 2.1 million tonnes to 1.2 million tonnes. Other competitors have also closed excess capacity, however, more rationalization must take place by competitors to improve the turnover ratios and efficiency within the entire system.

Velocity has also become a key driver in the Pool business model – that is the ability to move volume through its primary grain handling network quickly and efficiently while maintaining quality specifications. The Pool has more than 40% of the 100-car loading capacity in the industry, well ahead of the 18% held by its closest competitor. This is important because rail companies, which are responsible for moving the grain to export position, offer grain handling companies incentives for loading product onto multi-car unit trains. The Pool shares these incentives with producers to lower their costs while attracting the grain into its system, in an effort to increase market share.

Transportation and logistics are key to managing the pipeline to maximize earnings. In fiscal 2003, the Pool shipped 93% of its grain and oilseeds in 25-, 50- and 100-car loads, with 74% loaded in 50s and 100s even though total shipments were down dramatically due to drought. Effective August 1, 2003, the railways amended their incentive programs as follows:

| | | |
|---|---|---|
| **CP:** | 25-car loads | - $0.50 per tonne (previously $1.00 per tonne) |
| | 50-car loads | - $4.00 per tonne (no change) |
| | 100-car loads | - $7.00 per tonne (previously $6.00 per tonne) |
| | shuttle trains* | - $7.00 to $8.50 per tonne (previously $6.50 per tonne) |
| **CN:** | 25-car loads | - $0.00 per tonne (previously $1.00 per tonne) |
| | 50-car loads | - $4.00 per tonne (no change) |
| | 100-car loads | - $6.00 per tonne (no change) |
| | shuttle trains* | - $7.00 per tonne (previously $6.50 per tonne) |

** A shuttle train is a dedicated train of 100 cars or more that is loaded at one facility, moved to export position, unloaded in 24 hours and returned to the next point of origin. Grain companies commit to a fixed number of trips in order to maximize the shuttle train incentive.*

The ability to fully capitalize on the efficiencies and economies of scale within the western Canadian grain handling system remains dependent upon the regulatory environment. Regulation exists in many facets of the business, despite attempts by the industry to encourage deregulation over the past five years.

The amount of revenue generated by railway companies through the grain handling system is regulated. The Canadian Wheat Board also plays a significant role in the grain transportation system, due to its monopoly over the export of western Canadian cereal grains.

The role of the CWB in grain transportation has been steadily evolving. In an effort to move to a more deregulated commercial environment, the CWB and the industry agreed in 2001 to a tendering process whereby not less than 25% of total business volumes from the CWB in 2001 and 2002 and not less than 50% in 2003 would be put to tender. Grain companies bid on the right to supply the grain and, if awarded the tender, receive railcar supply outside the regular CWB allocation process.

Tendering was limited in 2001, as most of the larger grain companies did not participate, awaiting further clarification of the rules. In 2002 and 2003, despite two years of back-to-back drought, tendering was successful in improving system efficiency. According to the CWB, the cost savings enjoyed by Prairie producers resulting from tendering and related processes such as freight and terminal rebates and performance penalties in 2002 and the first nine months of 2003 totalled $61.5 million.

On August 7, 2003, the CWB made the decision to change its tendering program because of complaints by a number of smaller players who were having difficulty competing in the more commercialized environment. A new policy was implemented the week of October 19, 2003, reducing the tendered portion of the CWB program to 20% for fiscal 2004. The remaining 80% will revert back to an allocation formula, based on a grain company's previous 18-week producer deliveries. Approximately one-quarter of the railcars in the allocation will be awarded two weeks in advance to allow companies to more accurately plan their shipments.

The Pool believes the program changes do not encourage long-term system efficiency and will reduce the ability of grain companies to maximize their multi-car loading systems, thereby reducing the savings available to producers through rail incentives. However, the extent of the impact on the industry is yet to be fully measured. The Pool believes market share will begin to mirror a company's storage capacity, with gains being achieved at a slower rate and primarily through system consolidation. For fiscal 2004, the Pool expects Prairie market share in the range of 22% to 24%.

With respect to the company's agri-products operation, the Pool is involved at various levels of the value chain in the fertilizer business through its ownership interest in WCFL, and in the seed business beginning with seed research and development through to sales. In crop protection products, the Pool is involved through IPCO, a chemical formulation plant located in Manitoba, as well as at the retail level. The Pool's market coverage is extensive. Approximately 90% of the Pool's customers are located within 30 to 40 miles of a Pool facility.

Its interest in WCFL provides the Pool with supplies of low-cost fertilizers sourced from WCFL's 34% ownership interest in Canadian Fertilizers Limited, a fertilizer manufacturer. In addition, the Pool receives patronage dividends each year from WCFL based on the amount of fertilizer it purchases through that company.

Crop mix is an important driver in the agri-products industry as crops like wheat and barley require substantially fewer crop inputs than special crops and canola. For example, producers invest approximately $60 per acre on a canola crop, which includes the seed that they typically purchase each year. For wheat, approximately $20 per acre is invested, and for certain varieties, the wheat can be re-seeded from the previous year's harvest. The amount of agri-products the Pool sells is therefore dependent upon seeding intentions and the company must be flexible and timely in the purchase of its products for the heavy spring selling season.

Fertilizer pricing is also a business driver for agri-products operators. Natural gas is an important component of fertilizer and as its price fluctuates so do fertilizer prices. Producers' buying behaviour, both in terms of timing and quantity, will change depending on pricing. As a result, companies must monitor pricing to secure fertilizer at the right time and be flexible with supply to ensure the demand will be met during the application period.

The agri-products business requires substantial working capital. Over the past three years, the Pool has focused on reducing its working capital requirements in this business. The first major initiative involved the outsourcing of agri-products financing provided to producers, to Farm Credit Canada. This eliminated Pool financing, which ranged between $100 million and $200 million per year. At the same time, it provided producers with lower-cost, longer-term, financing to support their on-farm cash management strategies. Since 2001, the Pool has also reduced its net-owned agri-products inventory by 65% by eliminating a number of product lines and by selling and exiting product lines with lower turnover rates. This has allowed and will continue to allow our agri-products sales force to focus on products that generate higher returns.

Barriers to entry into the agri-products market are low. A significant number of smaller independent retailers already enjoy the largest share of the market. Customer service strategies that allow the Pool to bundle its seed, fertilizer and crop protection products with its financing and agronomic services will be key to retaining and growing market share in the future.

## SELECTED FINANCIAL INFORMATION

## ANNUAL:

| (in thousands) | SIX MONTHS ENDED JULY 31, 2003 | *Pre-reorganization*** SIX MONTHS ENDED JANUARY 31, 2003 (restated) | *Pre-reorganization*** TWELVE MONTHS ENDED JULY 31, 2002 (restated) |
|---|---|---|---|
| **GROSS BILLINGS** | | | |
| Grain sales and service revenue | $ 255,967 | $ 496,805 | $ 917,240 |
| Sales and service revenue - other segments | 427,700 | 217,725 | 1,086,291 |
| Sales and service revenues | 683,667 | 714,530 | 2,003,531 |
| Canadian Wheat Board gross billings | 264,181 | 255,717 | 777,875 |
| | $ 947,848 | $ 970,247 | $ 2,781,406 |
| | | | |
| Sales and service revenues | $ 683,667 | $ 714,530 | $ 2,003,531 |
| Canadian Wheat Board tariffs | 14,279 | 16,668 | 50,149 |
| Sales and other operating revenues | 697,946 | 731,198 | 2,053,680 |
| Cost of sales and operating expenses | (653,124) | (710,069) | (1,904,342) |
| Selling and administrative expenses | (27,204) | (24,519) | (76,526) |
| Non-controlling interest recovery | 53 | 1,233 | 867 |
| Earnings before interest, securitization, taxes, depreciation and amortization (EBITDA) | 17,671 | (2,157) | 73,679 |
| Amortization | (12,573) | (25,793) | (70,937) |
| Loss on disposals and provisions | - | - | (71,966) |
| Earnings (loss) before interest and taxes | 5,098 | (27,950) | (69,224) |
| Interest expense | (23,807) | (23,650) | (57,761) |
| Securitization expense | - | (3,016) | (7,796) |
| Loss before corporate taxes | (18,709) | (54,616) | (134,781) |
| *Recovery of corporate taxes* | *2,800* | *20,180* | 42,622 |
| Net loss | $ (15,909) | $ (34,436) | $ (92,159) |
| | | | |
| Cash flow from (used in) operations | $ 1,856 | $ (26,404) | $ (3,326) |
| | | | |
| **SALES AND OTHER OPERATING REVENUES BY SEGMENT** | | | |
| Grain Handling and Marketing | $ 283,737 | $ 530,392 | $ 1,015,597 |
| Agri-products | 319,347 | 123,198 | 435,938 |
| Agri-food Processing | 64,495 | 65,142 | 545,010 |
| Other | 45,177 | 30,460 | 107,797 |
| Inter-segment sales | (14,810) | (17,994) | (50,662) |
| Per financial statements | $ 697,946 | $ 731,198 | $ 2,053,680 |
| | | | |
| **EBITDA BY SEGMENT** | | | |
| Grain Handling and Marketing | $ (6,393) | $ 7,169 | $ 27,655 |
| Agri-products | 29,423 | (5,926) | 21,827 |
| Agri-food Processing | 8,926 | 6,327 | 35,376 |
| Other | (5,312) | (1,873) | 4,449 |
| | 26,644 | 5,697 | 89,307 |
| Corporate expenses | (8,973) | (7,854) | (15,628) |
| Per financial statements | $ 17,671 | $ (2,157) | $ 73,679 |

## QUARTERLY:

| | Pre-reorganization** | | Post-reorganization | |
|---|---|---|---|---|
| | OCTOBER 31 | JANUARY 31 | APRIL 30 | JULY 31 |
| **Fiscal 2003** (restated except July 31, 2003) | | | | |
| Gross billings | $ 469,523 | $ 500,724 | $ 310,042 | $ 637,806 |
| Sales and service revenues | 322,535 | 391,995 | 216,136 | 467,531 |
| Canadian Wheat Board tariffs | 10,339 | 6,329 | 5,039 | 9,240 |
| Sales and other operating revenues | 332,874 | 398,324 | 221,175 | 476,771 |
| EBITDA | 1,156 | (3,313) | (7,751) | 25,422 |
| EBIT | (11,762) | (16,188) | (14,406) | 19,504 |
| Net earnings (loss) | (15,618) | (18,818) | (30,452) | 14,543 |
| Net earnings (loss) per share * | $ (0.42) | $ (0.50) | $ (0.56) | $ 0.07 |

| | Pre-reorganization** | | | |
|---|---|---|---|---|
| **Fiscal 2002** (restated) | | | | |
| Gross billings | $ 673,398 | $ 774,040 | $ 549,701 | $ 784,267 |
| Sales and service revenues | 466,643 | 567,313 | 383,405 | 586,170 |
| Canadian Wheat Board tariffs | 13,883 | 13,923 | 10,377 | 11,966 |
| Sales and other operating revenues | 480,526 | 581,236 | 393,782 | 598,136 |
| EBITDA | 16,998 | 17,679 | 2,682 | 36,320 |
| EBIT before provisions | (762) | (1,114) | (14,676) | 19,294 |
| EBIT | 4,521 | (23,837) | (6,958) | (42,950) |
| Earnings (loss) before provisions | (15,651) | (12,816) | (18,690) | 5,098 |
| Earnings (loss) per share before provisions | (0.42) | (0.34) | (0.50) | 0.14 |
| Net earnings (loss) | (12,394) | (25,974) | (12,696) | (41,095) |
| Net earnings (loss) per share * | $ (0.33) | $ (0.69) | $ (0.34) | $ (1.10) |

*Notes:* * *Diluted earnings per share would be anti-dilutive.*

** *Pre-reorganization refers to the consolidated financial information prior to the financial restructuring of the company, and the subsequent revaluation of the company's assets, liabilities and equity.*

## SUMMARY OF CONSOLIDATED RESULTS

Because of the Pool's recent restructuring and the revaluation that was completed effective January 31, 2003, financial statements for prior periods are not comparable. Sales and EBITDA remain comparable on a 12-month basis; however, the remaining income statement items such as depreciation, interest and earnings are not comparable because of the comprehensive revaluation of assets, liabilities and equity.

### PRESENTATION OF SALES AND OTHER OPERATING REVENUES

In fiscal 2003, the Pool adopted a new Canadian Institute of Chartered Accountants (CICA) standard regarding recognition of revenue. This standard applies to the company's and the industry's handling of grains on behalf of the CWB. As a result, the Pool's sales and other operating revenue no longer reflect CWB gross billings. For CWB grains, the income statement will reflect the tariffs that are received by the Pool on those purchases. For non-Board grains, the gross value of those grains and oilseeds will remain in the Sales and Other Operating Revenues category. The change also results in the classification of those amounts due from the CWB as accounts receivable as opposed to recording CWB grain as inventory, which was the previous practice. It is important to note that this change in accounting policy has no impact on the earnings or retained earnings of the company. The net effect of this change on sales is as follows:

***Gross Billings***

| (in millions) | FISCAL 2003 | FISCAL 2002 |
|---|---|---|
| Grain sales and service revenue | $ 752.8 | $ 917.2 |
| Sales and service revenue - other segments | 645.4 | 1,086.3 |
| **Sales and service revenues** | 1,398.2 | 2,003.5 |
| CWB gross billings (now excluded) | 519.9 | 777.9 |
| Gross billings | $ 1,918.1 | $ 2,781.4 |
| **Sales and other operating revenues** | | |
| Sales and service revenues | $ 1,398.2 | $ 2,003.5 |
| Canadian Wheat Board tariffs | 30.9 | 50.2 |
| **Total sales and other operating revenues** | $ 1,429.1 | $ 2,053.7 |

Sales and other operating revenues of $1.4 billion are down from the previous year by $625 million. Approximately 70% of the variance relates to sales recorded in the 2002 fiscal year from companies that were sold in that year. The remainder relates to the impact of drought on grain handling volumes and on the quality of commodities available for export.

Partially offsetting the decline were sales increases from the Pool's Agri-products segment. Renewed moisture in the spring of 2003 drove spring fertilizer sales, while heightened grasshopper populations increased demand for crop protection products. The Agri-food Processing segment also realized sales growth due to Can-Oat's continued commitment to securing supply agreements with key food processors.

Selling and administrative expenses for fiscal 2003 were $51.7 million, down from $76.5 million in 2002. This primarily reflects the sale of certain businesses in 2002 as well as the Pool's continued commitment to managing its core operating costs through the last two years of drought.

Earnings before interest, taxes, depreciation and amortization, or EBITDA, were $15.5 million for fiscal 2003, which includes an $11 million grain insurance recovery and compares to $73.7 million in 2002. Approximately $13 million or 22% of the variance against 2002 relates to companies that were sold in that year. The remainder is attributable to weather that cut western Canadian production by 45% and dramatically reduced industry shipments, combined with low pork prices in fiscal 2003 that negatively affected Heartland Pork results.

Interest and securitization expense of $65.6 million in fiscal 2002 included $45.7 million in interest costs associated with the Pool's consolidated operating lines, term bank debt and $300 million in medium term notes, $7.8 million in securitization expenses and $12.1 million in deferred financing costs. For the six months ending January 31, 2003, prior to the restructuring, the Pool's interest and securitization costs related to this debt structure totalled $21.1 million with an additional $5.6 million in non-cash deferred financing costs.

Post restructuring, cash interest costs will decline considerably reflecting the new capital structure that was established effective January 31, 2003. Interest costs for the last six months of fiscal 2003 related to the financing provided by the Pool's bankers and senior subordinated noteholders, were $23.8 million. This included $18.1 million in cash interest and non-cash interest of $5.7 million associated with the accretion of the senior subordinated notes and the debt component of the convertible subordinated notes. (Accretion is the accounting concept where discounted financial statement balances are increased on a systematic basis to eventually equal their face values at maturity.) Deferred financing costs were eliminated as a result of the revaluation process.

Depreciation and amortization of $70.9 million in fiscal 2002 and $25.8 million in the first six months of fiscal 2003 reflect the pre-restructuring asset values on the balance sheet. For the last six months of 2003, amortization was $12.6 million primarily reflecting the amortization associated with the fair value of property, plant and equipment determined on January 31, 2003 – the fresh start application. In fiscal 2004, the company expects annual charges of approximately half the historical pre-restructuring levels.

Earnings before interest and taxes, or EBIT, for the 12 months ended July 31, 2002, were $2.7 million, prior to losses on disposals, organizational restructuring and other provisions. For the first six months of fiscal 2003, prior to the financial restructuring, EBIT was a loss of $28.0 million. For the last six months of fiscal 2003, the company recorded positive EBIT of $5.1 million.

For fiscal 2002, the Pool's loss prior to disposals and other provisions was $42.1 million and the consolidated net loss was $92.2 million or $2.46 per share. For the first six months of fiscal 2003, the consolidated net loss was $34.4 million or $0.92 per share. For the last six months of fiscal 2003, the consolidated net loss was $15.9 million or $0.27 per share. The calculation of earnings per share for the last six months of 2003 includes the net loss of $15.9 million and the $11.5 million related to the accretion of the equity component of the convertible subordinated notes and a weighted average number of Class B shares of 99.9 million.

## SEGMENT RESULTS

### GRAIN HANDLING AND MARKETING

The Pool's Grain Handling and Marketing segment shipped 4.8 million tonnes of grains and oilseeds in fiscal 2003, down 35% from the previous year. This was a direct result of the 2002 drought that slashed western Canadian production by 45%.

While the Pool's share of producer deliveries in Saskatchewan grew by one market share point during the year, the company's overall western Canadian market share finished the year at 21.1% compared to 22.8% last year. The decline reflects reductions in Saskatchewan's and Alberta's share of total production and marketings compared to non-drought areas of Manitoba where the Pool's presence is less pronounced.

***Annual Volumes to July 31***

| (thousands of tonnes) | FISCAL 2003 | FISCAL 2002 | INCREASE/(DECREASE) |
|---|---|---|---|
| Primary elevator shipments | 4,760 | 7,316 | -35% |
| Terminal operations | | | |
| Vancouver | 822 | 2,155 | -62% |
| Thunder Bay | 1,185 | 1,232 | -4% |
| Share of affiliates | 424 | 611 | -31% |
| **Total terminal operations** | **2,431** | **3,998** | **-39%** |

Industry exports for the year totalled 12.6 million tonnes, down 41% from the previous year, and less than half the level achieved in 2001. Port terminal receipts were down 42% for the industry, 59% through Vancouver. The temporary closure of that port last fall, along with decreased CWB grain shipments from West Coast draw areas, were the primary factors in the 62% decline in receipts at the Pool's Vancouver terminal.

EBITDA from this segment for fiscal 2003 was a loss of $1 million compared to earnings of $28 million in fiscal 2002. The variance was attributable to large volume declines and lower margins resulting from poor crop quality. EBIT from this segment in 2002, prior to provisions was a loss of $5.3 million reflecting the drought in that year. For the first six months of fiscal 2003, prior to restructuring, EBIT was a loss of $7.7 million, which included amortization of $14.9 million. For the last six months of the year, EBIT was a loss of $11 million including $4.6 million in amortization expense.

### AGRI-PRODUCTS

Agri-products sales for the year grew by $7 million to $443 million driven by a 17.6% increase in fertilizer sales due to higher prices, partially offset by lower crop protection product sales in the fall due to wet weather.

EBITDA for the full year was $23.5 million, which compares to $21.8 million in fiscal 2002. The 2002 results included an additional $5.9 million of service charge revenue associated with an in-house agri-products financing program that has since been outsourced. Excluding those service charges, EBITDA grew 47% due to higher sales volumes in the final six months of the year resulting from an enhanced focus on new pricing strategies, customer solutions and margin improvements, particularly in fertilizer and seed.

EBIT for the segment in fiscal 2002 was $10.2 million, prior to provisions. For the first six months of fiscal 2003, EBIT, after amortization of $3.7 million, was a loss of $9.6 million. In the final six months of the year, the segment earned $25.0 million before interest and taxes, a reflection of strong demand during the growing season for all major product lines. Included in the final six-month period was $4.4 million in amortization. The increase in amortization between the two six-month periods reflects the revaluation of assets.

### AGRI-FOOD PROCESSING

The Agri-food Processing segment generated sales for the full year of $130 million versus $128 million, after excluding the fiscal 2002 results of companies that were sold in that year. The increase was driven by a 6% sales improvement at Can-Oat Milling, which more than offset an 8% decline at Prairie Malt Limited.

EBITDA for the full year was $15.3 million, which compares to $23.1 million the previous year, after excluding companies sold in 2002. Can-Oat's performance remained relatively strong while Prairie Malt experienced margin declines due to depleted supplies of quality malt barley in Western Canada, which forced them to source raw commodities from other regions to meet customer demands.

EBIT for the segment in 2002, prior to the loss on disposal, was $20.3 million. After excluding companies that were sold in 2002, EBIT for the year would have been $15.8 million. In 2003, the Pool's Agri-food Processing segment generated EBIT of $3.8 million in the first six months and an additional $6.4 million in the final six months of the year. There was no significant variance in amortization charges in the two periods.

## OTHER

Sales for the entire segment in fiscal 2003 totalled $75.6 million, down from $107.8 million with the decrease representing the sale of feed mills and a newspaper publishing company in fiscal 2002. Heartland Pork marketed 360,000 hogs in fiscal 2003, down slightly from 370,000 last year.

The segment produced an EBITDA loss of $7 million for the full year, which compares to earnings of $4 million last year. Segment EBIT in 2002 was a loss prior to disposal of $5.3 million. In fiscal 2003, the segment had an EBIT loss of $6.3 million in the first six months, which included $4.4 million in amortization. For the final six months, the loss was $6.4 million, which included $1.1 million of amortization expense. The primary reason for the poor results for this segment was a combination of extremely low hog prices and higher feed costs that led to poor margins for the year.

# LIQUIDITY AND CAPITAL RESOURCES

### Fresh Start Accounting - Balance Sheet Adjustments

The company successfully completed the restructuring of its senior secured debt in the third quarter. The financial reorganization has been accounted for using the principles of fresh start accounting with an effective date of January 31, 2003. Under this treatment, the Pool was required to adjust the value of its assets and liabilities to estimated fair values to reflect the fair value of its equity.

Following is a summary of the long-term debt outstanding as reflected on the January 31, 2003, balance sheet:

***Long-term debt:***

| (in thousands) | PRINCIPAL AMOUNT | JANUARY 31, 2003 BALANCE SHEET |
|---|---|---|
| Senior bank debt | $100,000 | $100,000 |
| Senior subordinated debt[1] (81%) | $150,000 | 121,500 |
| Convertible subordinated notes - debt component[2] | | 22,234 |
| Other long-term debt | $ 29,673 | 29,673 |
| | | $ 273,407 |

Following is a summary of the equity outstanding as reflected on the January 31, 2003, balance sheet:

***Shareholders' equity:***

| (in thousands) | |
|---|---|
| Convertible subordinated notes - principal amount[3] | $255,000 |
| Less portion allocated to issued share capital | (8,487) |
| Less fair value adjustment (30%) | (68,013) |
| Less debt component | (22,234) |
| | 156,266 |
| Class B non-voting shares (60,363,256 outstanding at $0.37/share) | 22,335 |
| | $ 178,601 |

[1] The difference between the principal amount of the senior subordinated notes and the fair values recorded on the balance sheet will be accreted over their life as interest expense (non-cash).

[2] The present value of the interest payments that may become due on the convertible subordinated notes in 2006, 2007 and 2008 (should the company meet certain financial thresholds) has been recorded as long-term debt on the balance sheet. This component will accrete up to the amount of the interest payments that may become due. The accretion will be charged to interest expense (non-cash). The financial thresholds are based on cumulative consolidated EBITDA less cumulative consolidated cash interest expense (excluding interest on the convertible subordinated notes but including securitization interest expense) from fiscal 2003 up to and including the test year.

| Test Year | Threshold |
|---|---|
| 2006 | $235 million |
| 2007 | $340 million |
| 2008 | $450 million |

If the threshold is exceeded, then interest that accrued during the test year, to the extent of the excess, will be paid in cash on December 31 of the subsequent test year. For greater certainty, in the event that the threshold is exceeded in any test year, interest accrued for any prior year will not under any circumstances become cash payable but will continue to be accrued.

For the 2008 test year, the cash interest payable (if any) would be payable at maturity (November 30, 2008). For greater certainty, any such cash interest payable could not be converted into equity by the company pursuant to its general right of conversion of all principal and accrued interest on that date.

[3] The convertible subordinated note is recorded as equity on the balance sheet given the company's right and ability to convert the notes to equity upon maturity. Based on current expectations, the company believes it is likely to convert the notes to voting equity shares in November 2008. The equity portion of the convertible subordinated notes will be accreted over the life of the instrument to the principal amount plus accrued (non-cash) interest, with this accretion recorded as an adjustment to retained earnings.

Fixed assets were revalued using the discounted cash flow method and to align with the new equity and debt values. Goodwill has been entirely eliminated, as is general practice in comprehensive revaluations.

Further details with respect to the restructuring are provided in Note 2 to the consolidated financial statements.

### Working Capital

The new accounting policy that requires companies to record revenue associated with the purchases of Board grains from producers on a net basis (see Summary of Consolidated Results – Presentation of Sales and Other Operating Revenues), results in the classification of those amounts due from the CWB as accounts receivable as opposed to the CWB grain being recorded as inventory, which was the previous practice. This change resulted in an increase in accounts receivable and a corresponding decrease in inventory at January 31, 2003 of $101 million. At July 31, 2003, the adjustment was $113 million.

Current assets were $398 million at July 31, down $38 million from January 31. A decrease of $69 million in inventory and $13 million in cash in trust was partially offset by an increase of $17 million in short-term investments held by joint ventures and a $26 million increase in accounts receivable. Lower inventories were mainly due to lower levels of non-Board grain in stock. The increase in accounts receivable relates primarily to amounts due from the CWB. The current ratio was 1.31 at July 31 compared to 1.30 at January 31.

As part of the financial restructuring, the company obtained a $240 million asset-backed revolving credit facility with its bankers to finance working capital needs. Drawings on the facility at July 31 were $118 million including $25 million related to letters of credit and similar instruments required to operate an agri-business. Availability under the facility is determined by reference to the level of inventories and accounts receivable. An additional $43 million was available to draw on the facility as at July 31, 2003.

### Cash Flow Information

Cash flow from operations was $1.9 million for the six months ending July 31, 2003, and cash flow used in operations was $26.4 million for the six months ending January 31, 2003. These results reflect the impact of significant volume decreases due to drought.

Although grain deliveries for fiscal 2004 will fall short of normal levels, cash flow from operations is expected to improve significantly in fiscal 2004.

Capital expenditures were $2.4 million for the six months ended July 31, 2003, and were $3.4 million for the six months ended January 31, 2003. Capital expenditures are expected to increase to approximately $20 million for fiscal 2004 and will be primarily directed toward maintenance spending.

### Total Debt

| (in millions) | JULY 31, 2003 | JANUARY 31, 2003 |
|---|---|---|
| Bank indebtedness and short-term borrowings | $121 | $138 |
| Member demand loans and shares | 11 | 8 |
| Long-term debt due in one year | 8 | 7 |
| Total short-term debt | 140 | 153 |
| Bank term loan | 91 | 100 |
| Senior subordinated note | 125 | 121 |
| Convertible subordinated note - debt component | 24 | 22 |
| Members' term loans | 5 | 5 |
| Subsidiaries and proportionate share of joint venture debt | 21 | 25 |
| Total long-term debt | 266 | 273 |
| **Total debt** | $406 | $426 |

The bank term loan decreased by approximately $9 million during the six months ended July 31, 2003, due to a repayment from the proceeds of certain asset sales in accordance with the credit agreement with the company's bankers.

Interest is payable monthly on the bank term loan. Under the terms of the loan agreement, blended payments of interest and principal commence on October 1, 2004, if certain EBITDA thresholds are met. Otherwise these payments commence October 1, 2005. Given the smaller than normal harvest this fall and low carryout of grain stocks, no principal repayments are expected to be made on this loan until October 2005.

Interest is paid monthly into a trust and distributed quarterly to the holders of the senior subordinated notes. No principal payments are due until maturity on November 29, 2008.

The Pool's total debt-to-equity ratio at July 31, 2003, was 71:29 (January 31, 2003 – 71:29) and its long-term debt-to-equity ratio was 63:37 (January 31, 2003 – 61:39).

### Convertible Subordinated Notes

Convertible subordinated notes with a principal value of $255 million were issued under the Pool's financial restructuring initiative. Each $1,000 of notes is convertible, at the option of the holder, into approximately 2,227 shares at any time prior to the November 30, 2008, maturity date. Conversions of the notes to July 31, 2003, were as follows:

| (in thousands) | CONVERTIBLE NOTES FACE VALUE | CLASS B SHARES |
|---|---|---|
| Outstanding January 31, 2003 | $255,000 | 60,363 |
| Conversions to July 31, 2003 | (50,172) | 111,744 |
| | $204,828 | 172,107 |

At maturity, the Pool has the right to convert, subject to certain conditions, the convertible subordinated notes into shares of a single class of voting common shares of the company that represents 90% of the outstanding shares of such class on a fully diluted basis, provided that any payments to or conversions by holders of such notes into Class B non-voting shares prior to maturity proportionately reduces this 90% conversion ratio.

On the July 31, 2003 balance sheet, $131 million of the convertible subordinated notes has been classified as equity and $24 million has been classified as debt. The difference between these amounts and the par value of the convertible subordinated note of $205 million is being accreted over its remaining life.

### Debt Ratings

The following debt ratings have been assigned by Dominion Bond Rating Services and Standard and Poors (previous rating in brackets – NR means not rated, SD means selective default):

| RATING AGENCY | CORPORATE RATING | BANK DEBT | | SENIOR NOTE | | CONVERTIBLE NOTE | |
|---|---|---|---|---|---|---|---|
| Dominion Bond Rating Services | B stable (NR) | NR | (C) | B low | (C) | NR | (NR) |
| Standard and Poors | B stable (SD) | B | (D) | CCC+ | (D) | CCC+ | (NR) |

### Defined Benefit Pension Plan Surplus

The company's defined benefit pension plans had a combined surplus of $37.1 million at July 31, 2003. The current service cost for these plans is expected to be approximately $1.1 million for the year ending July 31, 2004. No employer contributions are expected to be made to these plans in fiscal 2004.

## LOOKING FORWARD

For fiscal 2004, the grain available to the elevator system in Western Canada is expected to increase from the previous year to 26 million tonnes, but still remain below the 33 million in a normal year. This is a result of crop production levels that are estimated to finish 15%

below the five-year average due to sustained heat during August, in addition to a percentage that producers will hold back and carry into 2005 fiscal year to replenish grain reserves. The Pool expects its shipments to range from six to seven million tonnes for the year and remains optimistic that weather conditions in the spring will support a normal agri-products sales season. Management believes that fiscal 2004 earnings and cash flow will recover significantly based on these assumptions; however, the extent of the recovery remains dependent upon moisture levels and weather conditions throughout the agri-products sales season next spring.

## RISK MANAGEMENT

As part of its business environment, the Pool faces certain risks, which include weather, strategic, market, financial restriction, regulatory, credit, foreign exchange, property and liability, and environmental risks, as well as those arising from its reliance on computerized business systems. These risks are managed in a variety of ways.

### Governance and Oversight

The company's Risk Management Committee (the Committee) is responsible for assessing enterprise risks and implementing strategies to reduce the company's exposure. It is a senior management committee with the mandate to implement an enterprise risk management program for the company that contributes to maximizing shareholder value. The Committee meets regularly to assess risks and direct risk mitigation activities designed to ensure achievement of the Pool's objectives. Regular reports are provided to the Audit Committee of the Board of Directors.

### Weather Risk

The Pool's most significant risk, as an agri-business operator, is the weather. The effects of weather conditions on crop quality and production as well as Canadian export levels of grains and oilseeds present significant operating and financial risk to the Pool since volume is one of the major drivers of performance in the Grain Handling and Marketing segment. The level and mix of agri-product sales are also dependent on weather, as well as commodity price expectations and projected supplies of grain in Western Canada. These factors determine crop selection by producers at seeding time, which drives demand for agri-products. Crop selection decisions are critical since certain crops require significantly more inputs than other crops. The Pool's agri-products group works closely with its grain group to assist in anticipating producers' seeding intentions and managing agri-product inventories accordingly.

The Pool has mitigated its exposure to weather with the expansion of its grain handling and agri-products business into Alberta and Manitoba. Having facilities in these two provinces, where half of Western Canada's grain is grown, should help to reduce weather-related production risks and provide additional marketing and transportation options. Handling of open market grains and special crops is also expected to help mitigate the risk of year-to-year production changes and export shifts between Board and non-Board grains.

### Strategic Risk

The Pool's vertical integration through certain agri-food processing businesses, while providing alternative revenue sources and opportunities for higher returns, exposes the Pool to market risks and other factors associated with such businesses.

### Market Risk

A significant portion of the company's sales are derived from its Grain Handling and Marketing segment. Earnings for this segment fluctuate substantially based on the volume of grain handled and the margin earned on the purchase and sale of non-Board grains. In the case of Board grain, the Pool earns storage and handling tariffs from the CWB, which are established independently of the market price for grain.

The Pool ships Board grain – wheat and barley sold by or on behalf of the CWB – into the export and domestic markets. For these grains, the company's risks are reduced in part through the terms of formal legal arrangements between the Pool and the CWB. The arrangements provide for full reimbursement of the price paid to producers for grain as well as certain costs incurred by the Pool. Adverse impacts may be experienced by the company where its handling of Board grain results in a loss of grade or, in the case of the CWB's tendering program, if the Pool fails to meet the requirements under the tendering contract. The Pool participates in the CWB Accredited Exporter Program. Risk of commodity price movement is reduced for grain handled under this program, which is structured as a flow-through of product to the end-use customer.

For other grains and oilseeds that it purchases, the Pool faces the risk of movement in price between the time the grain is purchased and the time that it is sold. Hedging, where such opportunities exist, reduces this risk. Hedging is the placing of an opposite position in the futures market to that held in the cash market to minimize the risk of financial loss from an adverse price change.

The Pool maintains, to the extent possible, a fully hedged position on all non-Board grain purchases and sales. This is accomplished by hedging all purchases and sales of non-Board grains through regulated futures markets. Because of the size of future contracts and certain time constraints, it may not be possible to be fully hedged at all times. In order to avoid material risk to its earnings, the Pool has employed the use of position limits. Special crops are more difficult to hedge, as no regulated futures market exists for these commodities and the hedging instruments available lack liquidity. Where possible, financial exposure to unhedged purchases and sales is reduced by back-to-back buying and selling.

### Financial Restrictions

The credit agreement with the company's bankers and the Trust Indenture for the senior subordinated notes and the convertible subordinated notes contain provisions that require the company to comply with certain financial restrictions. The Pool is required to meet certain financial tests including minimum levels of cash flow, a minimum current ratio and a maximum annual level of capital expenditures. In addition, these agreements limit the ability of the company and its subsidiaries to incur additional indebtedness and make additional investments.

The company's ability to comply with these agreements may be affected by events beyond its control. The company may require the consent of its lenders to undertake certain transactions such as mergers or the sale of assets or businesses. Substantially all of the company's assets have been pledged to secure the existing funded debt of the company.

#### Regulatory Risk

Risks and uncertainties associated with world grain markets, including World Trade Organization rules and compliance with the 1994 GATT agreement, economic conditions, economic aid and political stability in importing nations, economic conditions and political stability in producing nations and the level of trade subsidies provided by governments to producers in grain exporting nations all have an effect on the Canadian grain industry, the company and its producers.

#### Credit Risk

The Pool is exposed to credit risk in connection with credit provided to its customers. The Pool manages credit risk through adherence to its established Credit and Collection policies. These policies cover the Pool's agri-products and commercial grain credit facilities, as well as the credit facilities for Can-Oat and the Heartland Group of Companies.

The Credit Policy dictates that all credit customers must apply for credit privileges and receive an approved credit limit prior to any extension of credit. It also sets out the terms and conditions of continuing credit sales. The Collection Policy provides the framework that details the timely and systematic approach to collections of any past due accounts. Any exceptions to the Credit and Collection policies require the written approval of the Pool's executive management. It is the responsibility of all divisions to take steps to help ensure that sufficient and appropriate systems, procedures and practices are in place to facilitate, maintain, monitor and report on compliance with the policies.

The Pool has actively pursued a payment and country risk minimization strategy for offshore customers through the use of export financing arrangements, strategic business alliances and country risk reporting. Export financing payment arrangements include cash prior to unloading, cash against documents and obtaining confirmed letters of credit.

The discovery of a single case of Bovine Spongiform Encephalopathy (BSE) in northern Alberta was announced on May 20, 2003. All countries immediately closed their borders to Canadian cattle and beef, although a few, including the United States, have since opened the border to beef from younger animals. Cattle and beef prices in Canada have declined substantially and are not expected to return to pre-BSE levels for years to come. This will reduce producers' cash flow and could affect the level of agri-products purchases, in addition to increasing the risks associated with producers' credit.

#### Foreign Exchange Risk

Significant portions of Can-Oat's oat products and the Pool's non-Board grains are sold into the export market and are priced in U.S. dollars. Can-Oat and the Pool hedge substantially all foreign currency transactions using options, futures currency contracts or forward exchange contracts, and through the use of natural hedges created by offsetting transactions.

#### Property and Liability Risk

The Pool, directly or through its affiliate, Canadian Pool Agencies Ltd., conducts annual risk management reviews of each of its operating divisions and wholly owned subsidiaries to ensure that appropriate insurance coverage and loss prevention measures are in place to limit the property and liability risks faced by the company. As part of the review, all major facilities are inspected and loss prevention programs are discussed with managers of each facility. The Pool retains Canadian Pool Agencies Ltd. as its agent and broker in placing insurance coverage for its facilities.

The Pool's policy is to manage its risks so that the company's financial position is protected. It has insurance policies that cover a variety of property and liability insurance needs.

#### Environmental Risk

The Pool is subject to a number of federal and provincial laws and regulations relating to the environment and the transportation, handling and storage of hazardous substances such as certain crop protection products. In compliance with the Pool's commercial environmental policy, all properties have environmental site assessments conducted upon acquisition and divestiture. Periodic audits are completed for all facilities and an annual status report is prepared. The Pool responds to inquiries from producers and the public and provides information regarding environmental trends, legislation and impending standards related to agriculture and food production and processing. As a result of its involvement in the hog production business, the company has established an environmental protocol to govern those intensive livestock operations.

There can be no assurance that environmental requirements will not change in the future, that unanticipated environmental remediation will not be required or that the Pool will not incur significant costs in the future in complying with such requirements.

#### Computerized Business Systems

The Pool places significant reliance on information technology. Its computer systems include custom-developed and purchased business applications, both for information and processing, and embedded systems, which support ongoing administrative and commercial operations. In addition, the Pool relies upon telecommunications services to interface with its widely distributed business network and customers. The information and embedded systems of key business partners and regulatory agencies, including railway companies, the CWB and the Canadian Grain Commission, are also important to the Pool's operations.

The Pool has centralized the majority of these systems in its data center and mitigates the risk of interruption by contracting business resumption services to a third-party service provider. Increased emphasis on operational performance of the Pool's custom-developed applications has improved reliability and availability.

### EBIT AND EBITDA DATA

The EBIT and EBITDA data provided herein is intended to provide further insight with respect to the company's financial results, including its results on a segment-by-segment basis and to supplement its earnings (loss) as determined in accordance with GAAP. The Pool's method of calculating EBIT and EBITDA may not be comparable to other companies in the industry.

EBIT should therefore not be used as an alternative to net earnings (loss) as determined in accordance with GAAP. Similarly, EBITDA should not be used as an alternative to cash provided by operating activities as determined in accordance with GAAP.

## FORWARD LOOKING INFORMATION

Certain statements in this annual report and this Management's Discussion and Analysis are forward-looking and reflect the Pool's expectations regarding future results of operations, financial condition and achievements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance and achievements of the Pool to be materially different from any future results, performance and achievements expressed or implied by those forward-looking statements. A number of factors could cause actual results to differ materially from expectations, including producers' decisions regarding total seeded acreage, crop selection, and utilization levels of farm inputs such as fertilizers and crop protection products; weather conditions; Canadian grain export levels; changes in government policy and transportation deregulation; world agricultural commodity prices and markets; changes in competitive forces including pricing pressures; and global political and economic conditions, including grain subsidy actions of the United States and the European Union.

## AUDITORS' REPORT TO THE SHAREHOLDERS OF SASKATCHEWAN WHEAT POOL

We have audited the consolidated balance sheets of Saskatchewan Wheat Pool as at July 31, 2003 and January 31, 2003 and the consolidated statements of earnings and retained earnings and cash flows for the six months ended January 31, 2003, six months ended July 31, 2003 and twelve months ended July 31, 2002. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at July 31, 2003 and January 31, 2003 and the results of its operations and its cash flows for the six months ended July 31, 2003, six months ended January 31, 2003 and twelve months ended July 31, 2002 in accordance with Canadian generally accepted accounting principles.

Regina, Saskatchewan
Deloitte & Touche LLP
October 22, 2003

Deloitte & Touche LLP.
Chartered Accountants

## MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The management of Saskatchewan Wheat Pool is responsible for the reliability, integrity and objectivity of the accompanying consolidated financial statements and annual report. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Where necessary, the statements include amounts that are based on informed judgments and estimates by management.

To assist management in fulfilling its responsibilities, a system of internal accounting controls has been established to provide reasonable assurance that the consolidated financial statements are accurate and reliable and that assets are safeguarded. Internal accounting and operating control policies and procedures are continually evaluated by management of the company. Management receives assistance in evaluating these controls, policies and procedures through an ongoing review by internal audit staff of the company.

The Board of Directors is responsible for approving the annual financial statements. The Board has delegated certain responsibilities to the Audit Committee, including the responsibility for reviewing the annual and quarterly financial statements with management, internal auditors and external independent auditors on matters relating to the financial reporting process.

These financial statements have been audited by the shareholders' auditors, Deloitte & Touche LLP, and their report is presented separately.

Mayo M. Schmidt
Chief Executive Officer

Lyn L. Kristoff
Vice-President, Finance
and Corporate Controller

October 22, 2003

| *(in thousands)* | July 31 2003 | January 31 2003 (Note 2) (restated) |
|---|---|---|
| **ASSETS** | | |
| **Current Assets** | | |
| Cash | $ 1,882 | $ 2,382 |
| Cash in trust (Note 24d) | 487 | 13,898 |
| Short-term investments | 45,615 | 29,088 |
| Accounts receivable (Notes 3m and 4) | 222,137 | 195,729 |
| Inventories (Notes 3m and 5) | 115,972 | 185,227 |
| Prepaid expenses | 9,973 | 8,469 |
| Future income taxes (Note 18c) | 1,624 | 782 |
| | 397,690 | 435,575 |
| **Investments (Note 6)** | 5,020 | 4,945 |
| **Property, Plant and Equipment (Note 7)** | 291,603 | 314,413 |
| **Other Long-Term Assets (Note 8)** | 9,368 | 7,476 |
| **Future Income Taxes (Note 18c)** | 80,324 | 80,324 |
| | $784,005 | $842,733 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| **Current Liabilities** | | |
| Bank indebtedness (Note 9) | $ 28,192 | $ 15,674 |
| Short-term borrowings (Note 9) | 92,920 | 122,174 |
| Members' demand loans (Note 10) | 9,165 | 6,178 |
| Members' Class A shares (Note 11) | 1,791 | 1,797 |
| Accounts payable and accrued liabilities | 163,177 | 181,484 |
| Long-term debt due within one year (Note 12) | 7,810 | 7,155 |
| | 303,055 | 334,462 |
| **Long-Term Debt (Note 12)** | 265,754 | 273,407 |
| **Other Long-Term Liabilities (Note 13)** | 44,867 | 47,300 |
| **Future Income Taxes (Note 18c)** | 7,553 | 8,909 |
| **Non-Controlling Interest** | - | 54 |
| | 621,229 | 664,132 |
| **Shareholders' Equity** | | |
| Share capital (Note 14) | 59,417 | 22,335 |
| Contributed surplus | 84 | - |
| Convertible subordinated notes - equity component (Note 15) | 130,663 | 156,266 |
| Retained earnings (deficit) | (27,388) | - |
| | 162,776 | 178,601 |
| | $784,005 | $842,733 |

Commitments, contingencies and guarantees (Note 24)

On behalf of the Board of Directors



Marvin D. Wiens
Director



Gary Colter
Director

| (in thousands) | | Pre-reorganization | |
|---|---|---|---|
| FOR THE PERIOD ENDED | Six Months ended July 31 2003 | Six Months ended January 31 2003 | Twelve Months ended July 31 2002 |
| | | (restated) | (restated) |
| **Gross Billings** | | | |
| Grain sales and service revenue | $255,967 | $496,805 | $ 917,240 |
| Sales and service revenue - other segments | 427,700 | 217,725 | 1,086,291 |
| Sales and service revenues | 683,667 | 714,530 | 2,003,531 |
| Canadian Wheat Board gross billings (Note 3m) | 264,181 | 255,717 | 777,875 |
| **Gross Billings** | $ 947,848 | $ 970,247 | $2,781,406 |

| | | | |
|---|---|---|---|
| **Sales and Other Operating Revenues** | | | |
| Sales and service revenues | $683,667 | $ 714,530 | $2,003,531 |
| Canadian Wheat Board tariffs | 14,279 | 16,668 | 50,149 |
| | 697,946 | 731,198 | 2,053,680 |
| **Cost of Sales and Expenses** | | | |
| Cost of sales and operating expenses | 653,124 | 710,069 | 1,904,342 |
| Selling and administrative expenses | 27,204 | 24,519 | 76,526 |
| Amortization | 12,573 | 25,793 | 70,937 |
| Loss on disposals (Note 19) | - | - | 17,606 |
| Restructuring and other provisions (Note 20) | - | - | 54,360 |
| | 692,901 | 760,381 | 2,123,771 |
| **Earnings (Loss) Before the Undernoted** | 5,045 | (29,183) | (70,091) |
| Non-controlling interest recovery | 53 | 1,233 | 867 |
| **Earnings (Loss) Before Interest and Taxes** | 5,098 | (27,950) | (69,224) |
| Interest expense (Note 17a) | 23,807 | 23,650 | 57,761 |
| Securitization expense (Note 17b) | - | 3,016 | 7,796 |
| **Loss Before Corporate Taxes** | (18,709) | (54,616) | (134,781) |
| Recovery of corporate taxes (Note 18a) | 2,800 | 20,180 | 42,622 |
| **Net Loss** | (15,909) | (34,436) | (92,159) |
| **Retained Earnings (Deficit), Beginning of Period** | - | (54,422) | 37,737 |
| Accretion of equity component of convertible subordinated notes (Notes 14b and 15) | (11,479) | - | - |
| **Retained Earnings (Deficit), End of Period** | $ (27,388) | $ (88,858) | $ (54,422) |
| **Basic and Diluted Earnings (Loss) Per Share (Note 14b)** | $ (0.27) | $ (0.92) | $ (2.46) |

| (in thousands) | | Pre-reorganization | |
|---|---|---|---|
| | Six Months ended July 31 2003 | Six Months ended January 31 2003 | Twelve Months ended July 31 2002 |
| FOR THE PERIOD ENDED | | (restated) | (restated) |
| **Cash From (Used in) Operating Activities** | | | |
| Net loss | $(15,909) | $(34,436) | $(92,159) |
| Add (deduct) items not involving cash | | | |
| Amortization | 12,573 | 25,793 | 70,937 |
| Loss on disposals (Note 19) | - | - | 17,606 |
| Future income taxes recovery (Note 18a) | (1,747) | (22,827) | (48,482) |
| Pension | 983 | 760 | (8,552) |
| Interest accretion and bank refinancing amortization | 5,693 | 5,616 | 12,046 |
| Non-controlling interest recovery | (53) | (1,233) | (867) |
| Other items and provisions | 316 | (77) | 46,145 |
| Cash flow from (used in) operations | 1,856 | (26,404) | (3,326) |
| Changes in non-cash working capital items | | | |
| Accounts receivable | (32,205) | 27,704 | 192,915 |
| Securitization of accounts receivable | - | (8,875) | (123,555) |
| Inventories | 68,107 | 8,531 | 12,991 |
| Securitization of inventories | - | 14,277 | 7,451 |
| Accounts payable | (16,189) | (31,931) | (24,303) |
| Prepaid expenses | (1,540) | (991) | 2,412 |
| Changes in non-cash working capital | 18,173 | 8,715 | 67,911 |
| Cash from (used in) operating activities | 20,029 | (17,689) | 64,585 |
| **Cash From (Used in) Financing Activities** | | | |
| Proceeds of long-term debt | - | 72,969 | 5,488 |
| Repayment of long-term debt | (11,766) | (2,966) | (227,363) |
| Proceeds (repayment) of short-term borrowings | (29,253) | 4,917 | (135) |
| Increase (repayment) of members' demand loans | 2,987 | (18,446) | (10,580) |
| Repayment of members' shares | (6) | (11) | (7) |
| Decrease in other long-term liabilities | (1,716) | (260) | (4,358) |
| Cash from (used in) financing activities | (39,754) | 56,203 | (236,955) |
| **Cash From (Used in) Investing Activities** | | | |
| Property, plant and equipment expenditures | (2,426) | (3,357) | (12,389) |
| Proceeds on sale of property, plant and equipment | 11,972 | 1,390 | 12,752 |
| Divestitures (Note 19) | - | - | 153,622 |
| Decrease (increase) in cash in trust (Note 24d) | 13,411 | (13,898) | - |
| Decrease in investments | 378 | 3,168 | 2,553 |
| Increase in other long-term assets | (101) | (6,201) | (1,226) |
| Cash from (used in) investing activities | 23,234 | (18,898) | 155,312 |
| **Increase (Decrease) in Cash and Cash Equivalents** | 3,509 | 19,616 | (17,058) |
| **Cash and Cash Equivalents, Beginning of Period** | 15,796 | (3,820) | 13,238 |
| **Cash and Cash Equivalents, End of Period** | $ 19,305 | $ 15,796 | $ (3,820) |

Cash and cash equivalents consist of cash, short-term investments and bank indebtedness.

| Supplemental disclosure of cash (paid) recovered during the year: | | | |
|---|---|---|---|
| Interest | (27,250) | (11,439) | (44,924) |
| Securitization | - | (3,016) | (8,396) |
| Income taxes | (3,271) | (3,418) | 19,575 |

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - in thousands of Canadian dollars, except as noted

## 1. NATURE OF BUSINESS

Saskatchewan Wheat Pool (the company), which is incorporated by a Special Act of the Saskatchewan Legislature, is a vertically integrated diversified company engaged in agri-business. The company's business operations include grain handling and marketing, agri-products sales, agri-food processing and livestock production and marketing. The company operates as a publicly traded co-operative and as such conducts a significant portion of its business activities with its shareholder members.

Weather conditions are the primary risk in the agri-business industry. Grain volumes, grain quality, the level and mix of crop inputs, and, ultimately, the financial performance of the company are highly dependent upon weather conditions throughout the crop production cycle. Earnings are seasonal, with the fourth quarter traditionally being the strongest quarter for the company.

## 2. FINANCIAL REORGANIZATION AND BASIS OF PRESENTATION

### Financial Reorganization

On October 24, 2002, the company announced its intention to fund its long-term business plan by restructuring its senior secured debt and obtaining new credit facilities. An amendment to the existing credit agreement was signed, which established new financial covenants, and the company began the process of debt restructuring with its banks and medium term noteholders. A preliminary restructuring and refinancing proposal received support from the banks on January 3, 2003, but was not endorsed by an ad hoc group representing a portion of the medium term noteholders.

On February 3, 2003, the company amended its restructuring proposal; the banks supported the amendment. On February 4, the medium term noteholders voted to approve the amended capital restructuring proposal. This proposal provided for the two existing series of medium term notes (MTNs), along with $105 million of bank term debt, to be exchanged for two new series of notes: (i) $150 million of senior subordinated notes and (ii) $255 million of convertible subordinated notes. The convertible subordinated notes includes holder conversion options at any time prior to November 30, 2008. The company's option to convert can be made on November 30, 2008. The proposal also stipulated changes to the company's governance structure, including the appointment of four independent directors, and closer alignment with Toronto Stock Exchange recommendations.

Subsequent to the January 31, 2003 quarter-end, the company successfully concluded its financial restructuring initiative. There were no significant changes from the proposal approved in early February. Upon closure, both series of MTNs totalling $300 million, along with $105 million of bank term debt, were exchanged proportionately for two new series of notes and 22,938,037 Class B shares of the company.

### Basis of Presentation - Fresh Start Accounting

The company has accounted for the financial reorganization by using the principles of comprehensive revaluation (fresh start accounting) as required under Canadian generally accepted accounting principles (GAAP). For accounting purposes, the company has used an effective date of January 31, 2003. Fresh start accounting necessitated the revaluation of all assets and liabilities of the company at estimated fair values and the elimination of the company's deficit. The outcome of this revaluation exercise reflects, in essence, a "fresh start" for the company.

At January 31, 2003, the book value of substantially all current assets and current liabilities approximated fair value. The following assets and liabilities required restatement to fair values.

i. Property, plant and equipment - at the fair value supported by future anticipated cash flows
ii. Goodwill and pre-operating costs - at nil in accordance with GAAP
iii. Pension and other employee future benefit plans - at values determined by an independent actuary
iv. Senior subordinated notes - at current trading value
v. Debt component of convertible subordinated notes - at present value of estimated interest payments associated with 2006 - 2008 fiscal years
vi. Future income taxes - at amounts more likely than not to be realized over periods not exceeding five years
vii. Unamortized portion of the costs associated with current and prior lending arrangements reflected as long-term assets - at nil
viii. Unamortized portion of the costs associated with prior lending arrangements reflected as prepaid expenses - at nil

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - in thousands of Canadian dollars, except as noted

ix. Costs of restructuring - written off through the fresh start adjustment

x. Agri-products equipment inventory - at selling prices less disposal costs

An equity value of $178.6 million was calculated in order to establish the January 31, 2003 fresh start consolidated balance sheet. The equity value reflects management's estimate based on the trading value of the company's Class B shares combined with an estimate of the fair value of the non-debt component of the company's convertible subordinated notes.

The following table summarizes the adjustments recorded to implement the reorganization and to reflect the fresh start basis of accounting as at January 31, 2003.

| | Prior to Reorganization | Reorganization Adjustments | Fresh Start Adjustments | After Adjustments |
|---|---|---|---|---|
| **ASSETS** | | | | |
| **Current Assets** | | | | |
| Cash | $ 2,382 | $ - | $ - | $ 2,382 |
| Cash in trust | 13,898 | - | - | 13,898 |
| Short-term investments | 29,088 | - | - | 29,088 |
| Accounts receivable | 81,439 | 114,290 (a) | - | 195,729 |
| Inventories | 185,728 | - | (501) | 185,227 |
| Prepaid expenses | 10,995 | - | (2,526) | 8,469 |
| Future income taxes | 8,205 | - | (7,423) | 782 |
| | 331,735 | 114,290 | (10,450) | 435,575 |
| **Investments** | 7,544 | - | (2,599) | 4,945 |
| **Property, Plant and Equipment** | 611,428 | - | (297,015) | 314,413 |
| **Other Long-Term Assets** | 141,354 | 8,995 (c) | (142,873) | 7,476 |
| **Future Income Taxes** | 77,569 | - | 2,755 | 80,324 |
| | $ 1,169,630 | $ 123,285 | $(450,182) | $ 842,733 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | | | |
| **Current Liabilities** | | | | |
| Bank indebtedness | $ 15,674 | $ - | $ - | $ 15,674 |
| Short-term borrowings | 7,884 | 114,290 (a) | - | 122,174 |
| Members' demand loans | 6,178 | - | - | 6,178 |
| Members' Class A shares | - | - | 1,797 | 1,797 |
| Accounts payable and accrued liabilities | 173,489 | 7,995 (c) | - | 181,484 |
| Long-term debt due within one year | 7,155 | - | - | 7,155 |
| | 210,380 | 122,285 | 1,797 | 334,462 |
| **Long-Term Debt** | 533,881 | (105,000)(b) | 792 | 273,407 |
| | | (300,000)(b) | | |
| | | 150,000 (b) | (28,500) | |
| | | 22,234 (b) | | |
| **Other Long-Term Liabilities** | 45,922 | 1,000 (c) | 378 | 47,300 |
| **Future Income Taxes** | 10,470 | - | (1,561) | 8,909 |
| **Non-Controlling Interest** | 54 | - | - | 54 |
| | 800,707 | (109,481) | (27,094) | 664,132 |
| **Shareholders' Equity** | | | | |
| Share capital | 457,781 | 8,487 (b) | (457,781) | 22,335 |
| | | | 13,848 | |
| Convertible subordinated note - equity component | - | 224,279 (b) | (68,013) | 156,266* |
| Retained earnings | (88,858) | - | 88,858 | - |
| | 368,923 | 232,766 | (423,088) | 178,601 |
| | $ 1,169,630 | $ 123,285 | $(450,182) | $ 842,733 |

*Convertible subordinated note principal $139,257 and convertible subordinated noteholder options $17,009

**Summary of Adjustments:**

(a) As part of the financial reorganization, the company guarantees the underlying cash value of assets sold in its securitization program. This guarantee requires that the company treat its securitization program as a financing transaction rather than a sale transaction. The result is an increase of $114.3 million to both accounts receivable and short-term borrowings.

(b) Both series of medium term notes totalling $300 million, along with $105 million of bank term debt, were exchanged proportionately for

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - in thousands of Canadian dollars, except as noted

two new series of notes and 22.9 million Class B shares of the company. Of the $405 million exchanged, $150 million is reflected in the reorganization column as debt.

The remaining $255 million is reflected as follows:

| | |
|---|---|
| Share capital - 22,938,037 Class B shares issued | $ 8,487 |
| Convertible subordinated note - debt component | 22,234 |
| Convertible subordinated note - equity component | 224,279 |
| | $ 255,000 |

In accordance with GAAP, the 22.9 million shares issued were recorded at fair value and the convertible subordinated notes are separated into their debt and equity components, according to their substance. The debt component is estimated at the present value of the cash interest expected to be paid in accordance with certain specified threshold tests for fiscal 2006 - 2008. The remainder is reflected as equity.

(c) Reflects a $13.6 million accrual for additional reorganization expenses and costs associated with new bank facilities ($1 million reflected as long-term), net of the forgiveness of $4.6 million in obligations associated with prior banking arrangements. These costs were subsequently valued at nil on the opening January 31, 2003 balance sheet in accordance with note 2ix.

## 3. ACCOUNTING POLICIES

### a) Principles of Consolidation

These consolidated financial statements include the operations of the company, its controlled subsidiaries and its proportionate share of the assets, liabilities, revenues and expenses of joint ventures, which are jointly controlled. All significant inter-company balances and transactions, including profits in inventories, have been eliminated. The company's principal subsidiaries/affiliates are as follows:

| Subsidiary/ Affiliate Name | Ownership % | Accounting Method |
|---|---|---|
| Can-Oat Milling | 100% | Consolidation |
| Heartland Feeds | 100% | Consolidation |
| Heartland Pork Group | 83.9% | Consolidation |
| Prairie Malt Limited | 42.4% | Proportionate Consolidation |
| Western Co-operative Fertilizers Limited | 43% | Proportionate Consolidation |

### b) Revenue Recognition

Sales are recognized upon shipment of products and other operating and service revenues are recognized when services are performed. Transactions in which the company acts as agent for the Canadian Wheat Board (CWB) are recorded on a net basis, with only the amount of the CWB tariff included in revenue (note 3m).

### c) Inventories

Grain inventories in the Grain Handling and Marketing segment include both hedgeable and non-hedgeable commodities. Hedgeable grain inventories are valued on the basis of closing market quotations less freight and handling costs and also reflect gains and losses on open grain purchase and sale contracts. Non-hedgeable grain inventories are valued at the lower of cost and net realizable value. Agri-products and other inventory which consist of raw materials, work in progress and finished goods are valued at the lower of cost and net realizable value.

### d) Investments

The company accounts for its investments in affiliated companies over which it has significant influence, using the equity basis of accounting, whereby the investments are initially recorded at cost, and subsequently adjusted to recognize the company's share of earnings or losses of the investee companies and reduced by dividends received. Short-term investments are recorded at the lower of cost and market. Other investments are recorded at cost. Upon applying fresh start accounting effective January 31, 2003, the investments were recorded at their estimated fair value of $4.9 million.

### e) Property, Plant and Equipment and Amortization

Additions to property, plant and equipment are recorded at cost, which includes interest costs incurred on construction of major new facilities prior to the facilities becoming available for operation, less amortization. Upon applying fresh start accounting effective January 31, 2003, property, plant and equipment were valued at the estimated fair value of $314.4 million. The company reviews the carrying value of its property, plant and equipment to determine whether such values are recoverable, with any resulting write-downs charged

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - in thousands of Canadian dollars, except as noted

to earnings. Amortization is provided for property, plant and equipment over their estimated useful lives using primarily the straight-line method. The rates used are as follows:

| | |
|---|---|
| Sites, trackage and paving | 0 - 13% |
| Buildings | 3 - 20% |
| Machinery and equipment | 5 - 50% |
| Vehicles | 10 - 30% |

f) **Goodwill**

Goodwill was valued at nil upon applying fresh start accounting effective January 31, 2003, in accordance with GAAP.

g) **Corporate Taxes**

The company follows the liability method of tax allocation in accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period which includes the substantively enacted date.

h) **Deferred Revenue**

The majority of deferred revenue relates to payments pursuant to grain storage licence agreements, which are amortized into revenue over the life of the agreements which range from 10 to 40 years.

i) **Post Employment Benefits**

The cost of defined benefit pension plans and retirement allowance benefits earned by employees is actuarially determined using the projected benefit method prorated on service and management's best estimate of expected plan investment performance, salary escalation, terminations and retirement ages of plan members. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment. The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees. The cost of pension benefits for defined contribution plans is charged to operations as contributions become due.

j) **Foreign Exchange Contracts and Foreign Currency Transactions**

The company enters into forward foreign exchange contracts to hedge exposure to foreign currency exchange risk resulting from transactions denominated in foreign currencies. Unrealized gains and losses on forward foreign exchange contracts are recognized in income on a basis consistent with the recognition of the underlying hedged transactions. Monetary assets and liabilities are translated into Canadian dollars at the rate in effect at the balance sheet date; non-monetary items are translated at the rate in effect on the transaction date. Exchange gains or losses arising from translations are recognized in income in the period in which they occur.

k) **Stock-Based Compensation Plan**

Effective August 1, 2002, the company adopted the new Canadian Institute of Chartered Accountants (CICA) standard with respect to stock-based compensation and other stock-based payments, which requires that a fair value based method of accounting be applied to all stock-based payments to non-employees and to direct awards of stock to employees. The company records an expense in the period options are granted based on the fair value method as determined by the Black-Scholes pricing model, and records the offset to contributed surplus.

l) **Use of Estimates**

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. These estimates are based on management's best knowledge of current events and actions that the company may undertake in the future. Actual results could differ from those estimates.

m) **Changes in Accounting Policies**

i) For the 2003 fiscal year, the company retroactively adopted the new Canadian Institute of Chartered Accountants (CICA) standard regarding revenue recognition (Emerging Issues Committee Abstract 123). This standard applies to the company's and the industry's handling of certain grains on behalf of the Canadian Wheat Board (CWB). Under this new accounting policy, the company records only the tariff revenue related to handling CWB grains. The company

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - in thousands of Canadian dollars, except as noted

purchases grain from producers on behalf of the CWB and records the related amounts as accounts receivable due from the CWB. The impact of adopting this standard is as follows:

- No impact on net loss or retained earnings (deficit).
- Reduces sales and other operating revenues for the six months ended July 31, 2003 by $249.9 million (six months ended January 31, 2003 - $239.0 million, 12 months ended July 31, 2002 - $727.7 million).
- Reduces costs of sales and operating expenses for the six months ended July 31, 2003 by $249.9 million (six months ended January 31, 2003 - $239.0 million, 12 months ended July 31, 2002 - $727.7 million).
- Increases accounts receivable and correspondingly decreases inventories at July 31, 2003 by $112.5 million (January 31, 2003 - $101.3 million).

ii) Effective August 1, 2002, the company prospectively adopted the CICA new standard with respect to goodwill and other intangible assets, which requires that goodwill no longer be amortized but instead be tested for impairment at least annually.

iii) Effective August 1, 2002, the company prospectively adopted the new CICA standard with respect to stock-based compensation as outlined in note 3k.

## 4. ACCOUNTS RECEIVABLE (see note 3m)

| | July 31 2003 | January 31 2003 |
|---|---|---|
| Trade accounts | $ 79,641 | $ 72,285 |
| The Canadian Wheat Board | 137,624 | 106,190 |
| Other | 4,872 | 17,254 |
| | $222,137 | $195,729 |

## 5. INVENTORIES (see note 3m)

| | July 31 2003 | January 31 2003 |
|---|---|---|
| Grain | $ 37,461 | $100,621 |
| Agri-products | 51,231 | 50,166 |
| Agri-food processing | 14,410 | 15,431 |
| Other | 12,870 | 19,009 |
| | $115,972 | $185,227 |

## 6. INVESTMENTS

| | July 31 2003 | January 31 2003 |
|---|---|---|
| Investments in significantly influenced companies - equity method | $2,229 | $2,261 |
| Other long-term investments - cost method | 2,791 | 2,684 |
| | $5,020 | $4,945 |

## 7. PROPERTY, PLANT AND EQUIPMENT

| | July 31 2003 | July 31 2003 Accumulated Amortization | January 31 2003 |
|---|---|---|---|
| Sites, trackage and paving | $ 9,628 | $ 151 | $ 11,744 |
| Buildings | 122,116 | 2,088 | 126,105 |
| Machinery and equipment | 170,003 | 10,099 | 175,205 |
| Vehicles | 224 | 32 | 220 |
| Construction in progress | 2,002 | | 1,139 |
| | 303,973 | $12,370 | 314,413 |
| Accumulated amortization | (12,370) | | - |
| Net book value | $291,603 | | $314,413 |

Amortization of property, plant and equipment for the six months ended July 31, 2003 was $12.4 million (six months ended January 31, 2003 - $23.2 million, 12 months ended July 31, 2002 - $61.2 million).

## 8. OTHER LONG-TERM ASSETS

| | July 31 2003 | January 31 2003 |
|---|---|---|
| Deferred pension assets | $ 2,379 | $ 2,911 |
| Livestock | 3,791 | 3,649 |
| Other | 3,566 | 916 |
| | 9,736 | 7,476 |
| Accumulated amortization | (368) | - |
| Net book value | $9,368 | $ 7,476 |

Amortization of goodwill, pre-operating costs and deferred financing costs for the six months ended July 31, 2003 total nil (six months ended January 31, 2003 - $2.6 million, 12 months ended July 31, 2002 - $21.2 million).

## 9. BANK INDEBTEDNESS AND SHORT-TERM BORROWINGS

### a) Bank Indebtedness

| | July 31 2003 | January 31 2003 |
|---|---|---|
| Saskatchewan Wheat Pool bank indebtedness | $ 23,471 | $ 8,804 |
| Subsidiaries' and proportionate share of joint ventures' bank indebtedness | 4,721 | 6,870 |
| Total | $ 28,192 | $ 15,674 |

### b) Short-term Borrowings

| | July 31 2003 | January 31 2003 |
|---|---|---|
| Saskatchewan Wheat Pool bank short-term borrowings | $ 92,920 | $ 122,174 |
| Subsidiaries' and proportionate share of joint ventures' short-term borrowings | - | - |
| Total | $ 92,920 | $ 122,174 |

As part of the restructuring, the company established a $240 million asset backed revolving credit facility with its bankers, secured by accounts receivable, to the extent of drawings on the securitization program, and a first charge on the company's assets. The $240 million limit is adjusted to $275 million during certain months of fiscal 2004. The facility matures July 31, 2005. Interest is payable monthly at prime plus 3%.

At July 31, 2003, the company had outstanding letters of credit and similar instruments of $25.0 million related to operating an agri-business (January 2003 - $34.8 million). These instruments effectively reduce the amount of cash that can be drawn on the revolving credit facility.

At July 31, 2003, availability under the revolving credit facility was $42.5 million.

Subsidiaries and proportionate share of joint ventures' short-term borrowings consist of bank operating loans, which are secured by inventories, accounts receivable and property, plant and equipment. The company does not guarantee, nor does it have responsibility for the repayment of the subsidiaries' or joint ventures' loans.

## 10. MEMBERS' DEMAND LOANS

Members' demand loans are funds loaned to the company by Class A shareholders and employees. At July 31, 2003, the loans bear interest at 6.0% (January 2003 - 4.0%).

The loans are secured by a second ranking charge against the company's assets - subordinate to the revolving credit facility and the senior secured bank term loan and ranking equally with the senior subordinated notes and the members' term loans.

## 11. MEMBERS' CLASS A SHARES

**Authorized**

Unlimited Class A voting shares par value $25.

Class A voting shares are held by farmer-members and are redeemable at the option of the shareholder at their par value. These shares are reflected as a current liability due to the redeemable nature. The following table summarizes the Class A share capital for the six-month period ended July 31, 2003 (number of shares and dollar values are reflected in thousands).

| **Class A Shares** | **Issued and outstanding** | |
|---|---|---|
| | **# Shares*** | **$ Amount** |
| Balance at July 31, 2002 | 72,328 | $ 1,808 |
| Redemptions - net | (464) | (11) |
| Balance at January 31, 2003 | 71,864 | 1,797 |
| Redemptions - net | (206) | (6) |
| Balance at July 31, 2003 | 71,658 | $ 1,791 |

*not shown in thousands

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - in thousands of Canadian dollars, except as noted

## 12. LONG-TERM DEBT

| | July 2003 Weighted Average Interest Rate | July 2003 Carrying Value | January 2003 Weighted Average Interest Rate | January 2003 Carrying Value* |
|---|---|---|---|---|
| Senior secured bank term loan (a) | 8.00% | $ 90,600 | 8.00% | $ 100,000 |
| Senior subordinated notes (b) | 8.00% | 125,491 | 8.00% | 121,500 |
| Convertible subordinated notes | | | | |
| - debt component (c) | 9.00% | 23,935 | 9.00% | 22,234 |
| Members' term loans | 7.03% | 4,676 | 6.85% | 4,713 |
| Sub-total | | 244,702 | | 248,447 |
| Subsidiaries' and proportionate share of joint ventures' debt: | | | | |
| Secured | 6.11% | 26,140 | 5.65% | 28,835 |
| Unsecured - interest free | | 2,722 | | 3,280 |
| Sub-total | | 28,862 | | 32,115 |
| Consolidated long-term debt | | 273,564 | | 280,562 |
| Portion due within one year | | (7,810) | | (7,155) |
| | | $ 265,754 | | $ 273,407 |

*In accordance with fresh start accounting the carrying value and fair value are equal at January 31, 2003

**(a) Senior Secured Bank Term Loan**

- Interest is payable monthly at 8% until the commencement of blended monthly principal and interest payments of approximately $1.5 million.
- Blended payments to begin October 1, 2004 provided certain EBITDA thresholds are achieved. In the event these thresholds are not achieved, blended payments will begin October 1, 2005.
- Balloon principal payment due July 31, 2008.
- Secured by a first ranking charge on the company's assets.
- During the six months ended July 31, 2003, in accordance with the credit agreement with the company's bankers, the company repaid $9.4 million, representing the net proceeds received from the sale of certain property, plant and equipment.
- The fair market value is equal to the carrying value at July 31, 2003.

**(b) Senior Subordinated Notes**

- Interest is payable monthly into a trust and distributed quarterly. Prior to July 31, 2005, interest is at 8% of the face value; thereafter interest is at 12%. The face value at July 31, 2003 is $150 million (January 31, 2003 - $150 million).
- No principal payments are required until maturity on November 29, 2008.
- The company may redeem the notes prior to maturity at a premium ranging from 106% of the principal at any time prior to January 1, 2005 to 101% after December 31, 2006.
- Secured by a second ranking charge against the company's assets - subordinate to the revolving credit facility and the senior secured bank term loan and ranking equally with the members' demand loans and members' term loans.
- The fair market value of senior subordinated notes at July 31, 2003 was approximately $124.5 million based upon the quoted market price.

**(c) Convertible Subordinated Notes**

- Interest accrues at 9%. No payment of interest is required prior to July 31, 2005. Interest may become payable after the end of each of the fiscal years 2006 - 2008 provided that certain consolidated EBITDA less consolidated cash interest and securitization threshold tests are met. Annual interest payments are limited to a maximum of the interest accruing on the notes during each of the fiscal years 2006 - 2008.
- Secured by a third ranking charge against the company's assets.
- Convertible by the holder into Class B non-voting shares of the company at the rate of approximately 2,227.2 shares per $1,000 of note principal at any

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - in thousands of Canadian dollars, except as noted

time prior to November 30, 2008 (subject to adjustment in certain events, such as a share consolidation or share split).

- On November 30, 2008, the company has the right to convert, subject to certain conditions, the convertible subordinated notes into shares of a single class of voting common shares of the company that represent 90% of the outstanding shares of such class on a fully diluted basis, provided that any conversions by holders of such notes into Class B non-voting shares prior to maturity proportionately reduce this ratio. Under this provision, the convertible subordinated notes that remain outstanding at July 31, 2003 would receive approximately 72% of these newly created shares on a fully diluted basis.
- In accordance with GAAP, the convertible subordinated notes are separated into their debt and equity components, according to their substance. The debt component is estimated at the present value of the cash interest expected to be paid in accordance with the aforementioned threshold tests for fiscal 2006 - 2008. The remainder is reflected as equity.
- During the six months ended July 31, 2003, $50.2 million face value of 9% notes were converted at the holders' option into 111,743,788 Class B non-voting shares, leaving $204.8 million of face value outstanding.
- The fair market value of convertible subordinated notes at July 31, 2003 was approximately $159.8 million based upon the quoted market price.

The sale of certain collateral for proceeds in excess of $10 million would necessitate a partial redemption of, first, the senior subordinated notes until redeemed in full and, secondly, the proceeds would be applied to the convertible subordinated notes.

Members' term loans are secured and consist of two-year to seven-year loans with Class A shareholders and employees. Interest is payable semi-annually at interest rates which vary from 4.4% to 9.0%. The fair market value of member loans at July 31, 2003 was $4.7 million.

The subsidiaries' and the proportionate share of joint ventures' secured debts bear interest at fixed and variable rates. The secured debts mature in years 2004 to 2016. The debts are secured by certain assets and some are subject to meeting certain covenants. The subsidiaries' and the proportionate share of joint ventures' unsecured debts mature in 2005. The fair market value at July 31, 2003 of subsidiaries' and the proportionate share of joint ventures' secured debt was $26.1 million and unsecured debt was $2.3 million.

The company does not guarantee nor does it have responsibility for the repayment of the subsidiaries' or joint ventures' debts.

The maturities of subsidiaries' and the proportionate share of joint ventures' long-term debt are as follows:

| | |
|---|---|
| 2004 | $ 6,529 |
| 2005 | 5,907 |
| 2006 | 5,903 |
| 2007 | 5,592 |
| 2008 | 684 |
| Subsequent years | 4,247 |
| | $ 28,862 |

## 13. OTHER LONG-TERM LIABILITIES

| | July 31 2003 | January 31 2003 |
|---|---|---|
| Provision for reclamation costs (a) | $ 13,928 | $ 12,920 |
| Deferred revenue | 13,469 | 15,069 |
| Restructuring provision (b) | 5,222 | 7,961 |
| Retirement allowances | 5,049 | 6,440 |
| Environmental | 1,850 | 2,095 |
| Other | 5,349 | 2,815 |
| | $ 44,867 | $ 47,300 |

(a) In 1987, a joint venture, which manufactured phosphate and nitrate fertilizers, closed two of its facilities. The provision for reclamation costs represents the company's proportionate share of the best estimate by management of the joint venture, of the costs that it would incur during the reclamation process. Reclamation involves the demolition of the manufacturing facilities and the reclamation of the phosphogypsum stacks. Uncertainty exists regarding the estimation of future decommissioning and reclamation costs.

(b) Reflects management's best estimate of future costs associated with the fiscal 2003 provision for the company's investment in Comercializadora La Junta, S.A. de C.V.

## 14. SHARE CAPITAL

Authorized

Unlimited Class B non-voting shares

Class B non-voting shares are traded on the Toronto Stock Exchange. Under the terms of its bank financing

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - in thousands of Canadian dollars, except as noted

agreement, the company is prohibited from paying dividends on Class B shares. In accordance with the Act of Incorporation of the company, a person, including any persons associated or affiliated with that person, may not own more than 10% of the total number of issued Class B shares.

| Class B Shares | Stock Options | | Issued and Outstanding | |
|---|---|---|---|---|
| | # Options | $ Ascribed Value | # Shares | $ Amount |
| Balance at July 31, 2002 | 2,508 | $ - | 37,425 | $ 455,884 |
| Issued during period | 223 | 100 | - | - |
| Balance at January 31, 2003 - pre-reorganization | 2,731 | 100 | 37,425 | 455,884 |
| Issued as part of restructuring | - | - | 22,938 | 8,487 |
| Fair value adjustments | - | (100) | - | (442,036) |
| Balance at January 31, 2003 - post-reorganization | 2,731 | - | 60,363 | 22,335 |
| Convertible subordinated notes converted to Class B shares in the period | - | - | 111,744 | 37,082 |
| Options cancelled | (320) | - | - | - |
| Balance at July 31, 2003 | 2,411 | $ - | 172,107 | $ 59,417 |

**a) Stock Options**

***Management Stock Option Plan***

Options granted under the Management Stock Option Plan must be approved by the Board of Directors. To date, 3,729,700 shares have been allocated to the plan. Under this plan options are exercisable in increments over a maximum of 10 years beginning on the first anniversary date of the option grant. Options granted under this plan primarily vest at a rate of 25% per year commencing on the first anniversary date of the grant.

***New Members' Stock Option Plan***

On July 31, 2000, this plan was closed to new applicants. Options previously issued will continue until exercised or expired.

The fair value of options issued in the year was determined by the Black-Scholes option pricing model with the following assumptions: risk free rate 4.85%, dividend yield 0%, a volatility factor of the expected market price of the company's shares of 100, and a weighted-average expected option life of five years. There were 325,264 options issued in the first quarter with an exercise price (equal to market price at the date of issue) of $1.55. For the six months ended July 31, 2003 $0.1 million was expensed as stock-based compensation (six months ended January 31, 2003 - $0.1 million).

A continuity of the stock options is as follows:

| | July 31, 2003 | | January 31, 2003 | |
|---|---|---|---|---|
| | Shares (000's) | Weighted Average Exercise Price | Shares (000's) | Weighted Average Exercise Price |
| Outstanding, beginning of period | 2,731 | $ 5.15 | 2,508 | $ 5.56 |
| Granted | - | $ - | 325 | $ 1.55 |
| Exercised | - | $ - | - | $ - |
| Cancelled | (320) | $ 8.44 | (102) | $ 3.83 |
| Outstanding, end of period | 2,411 | $ 4.71 | 2,731 | $ 5.15 |
| Options exercisable, end of period | 1,222 | $ 6.09 | 1,333 | $ 6.96 |

The following table summarizes information about total options outstanding at July 31, 2003:

| Options Outstanding | | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Number Outstanding at July 31, 2003 (000's) | Range of Expiry Periods | Weighted Average Exercise Price | Number Excercisable at July 31, 2003 (000's) | Weighted Average Exercise Price |
| <$ 3 | 925 | 2011-2012 | $ 2 | 285 | $ 3 |
| $ 3 - $ 7 | 1,121 | 2004-2010 | $ 5 | 621 | $ 5 |
| $ 8 - $ 13 | 194 | 2004-2009 | $ 8 | 146 | $ 8 |
| $ 14 - $ 17 | 171 | 2006-2008 | $ 15 | 170 | $ 15 |
| | 2,411 | | $ 5 | 1,222 | $ 6 |

b) Earnings Per Share

| | Six Months ended July 31 2003 | Six Months ended January 31 2003 | Twelve Months ended July 31 2002 |
|---|---|---|---|
| Net loss for the period | $ (15,909) | $ (34,436) | $ (92,159) |
| Less: Accretion of equity component of convertible subordinated notes | (11,479) | - | - |
| Total | $ (27,388) | $ (34,436) | $ (92,159) |
| Basic and diluted loss per share | $ (0.27) | $ (0.92) | $ (2.46) |
| Weighted average number of shares outstanding* | 99,947,222 | 37,425,219 | 37,425,219 |

*not shown in thousands

In calculating the weighted average number of shares outstanding, the 22.9 million shares issued as part of the restructuring were assumed to be issued as of January 31, 2003.

The potentially dilutive effect of the conversion of the convertible subordinated notes and the exercise of options related to the New Members' and Management Stock Option Plans were not included in the calculation of diluted earnings (loss) per share as the result would be anti-dilutive.

## 15. CONVERTIBLE SUBORDINATED NOTES - EQUITY COMPONENT

The company issued $255 million of convertible subordinated notes as part of the January 31, 2003 financial restructuring. As outlined in note 12c these convertible subordinated notes are classified on the balance sheet into their debt and equity components. The table below provides a continuity of the equity component.

| | |
|---|---|
| January 31, 2003 face value | $255,000 |
| Portion reflected as share capital - reorganization adjustment (see note 2) | (8,487) |
| Portion reflected as debt - reorganization adjustment (see note 2) | (22,234) |
| | 224,279 |
| Fair value adjustment (see note 2) | (68,013) |
| January 31, 2003 fair value - post fresh start | 156,266 |
| Accretion to retained earnings (see note 14b) | 11,479 |
| Conversions in the six-month period ended July 31, 2003 with a face value of $50.2 million (see note 14) | (37,082) |
| | $ 130,663 |

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - in thousands of Canadian dollars, except as noted

## 16. POST EMPLOYMENT BENEFITS

| | Pension Benefit Plans | | Retirement Allowances | |
|---|---|---|---|---|
| | July 31 2003 | January 31 2003 | July 31 2003 | January 31 2003 |
| **Plan Assets** | | | | |
| Fair value, at beginning of period | $ 228,547 | $ 248,534 | $ - | $ - |
| Actual return on plan assets | 3,188 | 3,799 | - | - |
| Employer contributions | - | - | 76 | 128 |
| Employees' contributions | 172 | 189 | - | - |
| Benefits paid | (8,105) | (7,478) | (76) | (128) |
| Fresh start adjustment | - | (16,497) | - | - |
| Fair value, at end of period | 223,802 | 228,547 | - | - |
| **Accrued Benefit Obligation** | | | | |
| Balance, beginning of period | 187,914 | 184,571 | 4,875 | 6,469 |
| Current service cost | 873 | 989 | 98 | 98 |
| Interest cost | 6,064 | 6,050 | 152 | 152 |
| Benefits paid | (8,149) | (7,507) | (76) | (128) |
| Fresh start adjustment | - | 3,811 | - | (1,716) |
| Balance, end of period | 186,702 | 187,914 | 5,049 | 4,875 |
| Funded status - plan surplus (deficit) | 37,100 | 40,633 | (5,049) | (4,875) |
| Unamortized net actuarial loss (gain) | 4,697 | - | - | (1,565) |
| Accrued benefit asset (liability) | 41,797 | 40,633 | (5,049) | (6,440) |
| Valuation allowance | (39,127) | (37,408) | - | - |
| Accrued benefit asset (liability), net of valuation allowance | 2,670 | 3,225 | (5,049) | (6,440) |
| Add: accrued benefit liability of proportionately consolidated companies | (291) | (314) | - | - |
| Consolidated accrued benefit asset (liability), net of valuation allowance | $ 2,379 | $ 2,911 | $ (5,049) | $ (6,440) |

The significant actuarial assumptions adopted in measuring the company's accrued benefit assets are as follows:

| | Pension Benefit Plans | | | Retirement Allowance | | |
|---|---|---|---|---|---|---|
| | July 31 2003 | January 31 2003 | July 31 2002 | July 31 2003 | January 31 2003 | July 31 2002 |
| Discount rate | 6.50% | 6.50% | 7.10% | 6.50% | 6.50% | 6.60% |
| Expected long-term rate of return on plan assets | 7.00% | 7.00% | 8.00% | - | - | - |
| Rate of compensation increase | 3.50% | 3.50% | 3.00% | 4.00% | 4.00% | 3.00% |

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - in thousands of Canadian dollars, except as noted

The company's net benefit plan (income) expense is as follows:

| | Pension Benefit Plans | | | Retirement Allowance | | |
|---|---|---|---|---|---|---|
| | Six Months ended July 31 2003 | Six Months ended January 31 2003 | Twelve Months ended July 31 2002 | Six Months ended July 31 2003 | Six Months ended January 31 2003 | Twelve Months ended July 31 2002 |
| Current service cost | $ 701 | $ 799 | $ 1,442 | $ 98 | $ 98 | $ 265 |
| Interest cost | 6,064 | 6,050 | 12,634 | 152 | 152 | 446 |
| Expected return on plan assets | (7,885) | (8,415) | (21,917) | - | - | - |
| Amortization of past service costs | - | - | 2,324 | - | - | - |
| Amortization of net actuarial gain | - | - | (2,218) | - | - | (225) |
| Amortization of transitional asset | - | - | (6,291) | - | - | - |
| Valuation allowance provided against accrued benefit asset | 1,719 | 2,216 | 9,522 | - | - | - |
| Curtailment/settlement gains | - | - | - | - | - | (565) |
| | 599 | 650 | (4,504) | 250 | 250 | (79) |
| Net benefit expense of proportionately consolidated companies | 135 | 96 | 282 | - | - | - |
| Net benefit (income) expense | $ 734 | $ 746 | $ (4,222) | $ 250 | $ 250 | $ (79) |

The total expense for the company's defined contribution plans for the six months ended July 31, 2003 is $1.4 million (six months ended January 31, 2003 - $1.5 million, 12 months ended July 31, 2002 - $3.5 million).

## 17. INTEREST AND SECURITIZATION FEES AND EXPENSE

### a) Interest

| | Six Months ended July 31 2003 | Six Months ended January 31 2003 | Twelve Months ended July 31 2002 |
|---|---|---|---|
| Interest on long-term debt | $ 11,218 | $ 16,112 | $34,589 |
| Other interest | 6,896 | 1,922 | 11,126 |
| Interest accretion and amortization of deferred financing costs | 5,693 | 5,616 | 12,046 |
| | $23,807 | $ 23,650 | $ 57,761 |

### b) Securitization

| | | | |
|---|---|---|---|
| Securitization expense | $ - | $ 3,016 | $ 7,796 |

## 18. CORPORATE TAXES

### a) The recovery of (provision for) corporate taxes consists of:

| | Six Months ended July 31 2003 | Six Months ended January 31 2003 | Twelve Months ended July 31 2002 |
|---|---|---|---|
| Current | $ 1,053 | $ (2,647) | $ (5,860) |
| Future | 1,747 | 22,827 | 48,482 |
| | $ 2,800 | $ 20,180 | $ 42,622 |

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - in thousands of Canadian dollars, except as noted

**b) The company's effective income tax rate is determined as follows:**

| | Six Months ended July 31 2003 | Six Months ended January 31 2003 | Twelve Months ended July 31 2002 |
|---|---|---|---|
| Basic federal and provincial tax rate | 40.3% | 40.3% | 43.0% |
| Future income taxes not recognized | (20.2) | - | - |
| Loss on disposal and provisions, where tax benefit not recognized | - | 0.3 | (7.8) |
| Future taxes due to reduction in tax rates | - | - | (2.3) |
| Federal and provincial capital taxes | (0.4) | (2.7) | (1.8) |
| Other | (4.7) | (1.0) | 0.5 |
| | 15.0% | 36.9% | 31.6% |

The "Other" category reflects the impact of the manufacturing and processing deduction, tax paid on equity earnings, non-taxable dividends, non-controlling interest, investment tax credits and miscellaneous adjustments.

**c) Income taxes allocated to future years are comprised of the following:**

| | July 31 2003 | January 31 2003 |
|---|---|---|
| Future tax assets: | | |
| Non-capital loss carry-forwards | $ 72,814 | $ 66,783 |
| Restructuring and refinancing costs not deducted for tax | 15,688 | 15,177 |
| Senior subordinated notes | (9,068) | (10,545) |
| Convertible subordinated notes - debt component | 6,798 | 8,227 |
| Undepreciated capital cost in excess of net book value | 124,747 | 120,336 |
| Other | 12,545 | 19,758 |
| Subtotal | 223,524 | 219,736 |
| Valuation allowance* | (141,576) | (138,630) |
| Total future tax assets | $ 81,948 | $ 81,106 |

*The valuation allowance represents management's best estimate of the allowance necessary to reflect the future tax assets at an amount that the company considers is likely to be realized over a period not to exceed five years.

Classified in the consolidated financial statements as:

| | | |
|---|---|---|
| Current future tax asset | $ 1,624 | $ 782 |
| Long-term future tax asset | 80,324 | 80,324 |
| | $81,948 | $81,106 |

| | | |
|---|---|---|
| Future tax liabilities: | | |
| Net book value in excess of undepreciated capital cost | $12,687 | $13,669 |
| Reclamation costs not deductible for tax | (4,933) | (4,955) |
| Other | (201) | 195 |
| Total future tax liabilities | $ 7,553 | $ 8,909 |

Classified in the consolidated financial statements as:

| | | |
|---|---|---|
| Current future tax liability | $ - | $ - |
| Long-term future tax liability | 7,553 | 8,909 |
| | $7,553 | $8,909 |

**d)** At July 31, 2003, the company has net capital loss carry forwards of $3.8 million. These losses can be carried forward indefinitely and applied against taxable capital gains realized. The future tax benefits of these losses have not been recognized in these financial statements.

## 19. LOSS ON DISPOSALS

In the year ended July 31, 2002, the company disposed of various assets and investments, receiving total cash proceeds of $153.6 million and realizing a net loss of $17.6 million, or $5.8 million after tax.

## 20. RESTRUCTURING AND OTHER PROVISIONS

In the year ended July 31, 2002, the company recorded a provision of $29.8 million as an extension of its previous elevator consolidation program, and in an effort to reduce costs and improve efficiency. The company also recorded a provision of $24.6 million for Comercializadora La Junta, S.A. de C.V. (CLJ), representing management's best estimate of the impairment in the carrying value and the related costs of its investment in CLJ. CLJ owns a port terminal in Manzanillo, Colima, Mexico.

The total provision was $54.4 million, or $44.3 million after tax.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - in thousands of Canadian dollars, except as noted

## 21. FINANCIAL INSTRUMENTS AND HEDGING

The company uses commodity futures contracts to hedge the risk associated with commodity prices. In addition, the company uses derivative financial instruments to manage its exposure to market risks relating to interest rates and foreign currency exchange rates. The company does not use commodity futures contracts or derivative financial instruments for speculative trading purposes.

In accordance with GAAP, derivative financial instruments outstanding at period ends (forward foreign exchange contracts and interest rates swaps) are required to be disclosed. No interest rate swaps are in existence at July 31, 2003 or January 31, 2003. Forward foreign exchange contracts, none of which have terms longer than three years, including the company's proportionate share of joint ventures, are as follows:

| | Sells |
|---|---|
| July 31, 2003 | |
| Notional U.S. dollars | $ 92,292 |
| Canadian equivalent | $ 136,641 |
| Fair value | $ 129,521 |
| January 31, 2003 | |
| Notional U.S. dollars | $ 74,202 |
| Canadian equivalent | $ 115,965 |
| Fair value | $ 113,088 |

a) Credit Risk

The company is exposed to credit risk from customers in all the business segments. In the Grain Handling and Marketing segment, a significant amount is receivable from the CWB (see note 4). The customer base in all other segments is diverse which minimizes significant concentration of credit risk. Credit risk is limited due to the large number of customers in differing industries and geographic areas.

The company is exposed to credit loss in the event of non-performance by counterparties to the derivative financial instruments but does not anticipate non-performance by these counterparties. All counterparties are highly rated financial institutions.

b) Fair Value

The carrying value of long-term debt (see note 12) that bears interest at variable rates approximates fair value. The fair value of long-term debt that bears interest at fixed rates is based on its quoted market price or on discounted future cash flows using rates currently available for debt of similar terms and maturities if the quoted market price was not available.

The carrying value of other financial instruments, cash, cash in trust, accounts receivable, bank indebtedness, short-term borrowings, members' demand loans and shares and accounts payable and accrued liabilities approximate fair value due to their short-term maturities or redeemable nature.

The fair value of derivative financial instruments consisting of foreign exchange contracts, reflects the estimated amounts that the company, its subsidiaries and its proportionate share of the joint ventures would receive or pay to settle the contracts at the reporting date. However, this does not represent the total gain or loss to the company, its subsidiaries or its proportionate share of the joint ventures as the hedged position is matched to certain of the related assets or liabilities.

## 22. INTERESTS IN JOINT VENTURES

The following summarizes the company's proportionate interest in joint ventures before inter-company revenue and expense eliminations:

| | July 31 2003 | January 31 2003 |
|---|---|---|
| Current assets | $ 91,832 | $ 82,576 |
| Long-term assets | $ 61,575 | $ 63,645 |
| Current liabilities | $ 63,963 | $ 51,061 |
| Long-term liabilities | $ 29,715 | $ 31,627 |

| | Six Months ended July 31 2003 | Six Months ended January 31 2003 | Twelve Months ended July 31 2003 |
|---|---|---|---|
| Revenue | $ 116,341 | $ 70,613 | $ 498,951 |
| Expenses | $ 100,373 | $ 69,664 | $ 491,349 |
| Net earnings | $ 15,968 | $ 949 | $ 7,602 |
| Cash from operating activities | $ 41,450 | $ 12,736 | $ 14,182 |
| Cash used in financing activities | $ (24,376) | $ (4,767) | $ (3,443) |
| Cash (used in) from investing activities | $ (4,956) | $ 962 | $ 5,708 |

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - in thousands of Canadian dollars, except as noted

## 23. SEGMENTED INFORMATION

The company operated under four business segments during the year, the principal activities of which are as follows:

a) Grain Handling and Marketing

Activities consist of handling and marketing of grain including the collection of grain through the company's primary elevator system, shipping to inland or port terminals, cleaning of grain to meet regulatory specifications and sales to domestic or export markets.

b) Agri-products

Activities consist of sales of a variety of agri-products including crop protection products, seed and seed treatments, fertilizer and farm equipment.

c) Agri-food Processing

Activities involve manufacturing and marketing of value-added products associated with oats and malt barley.

d) Other

Other activities primarily consist of hog production and marketing; the sale of feed for livestock, poultry and fish; and the assets held by the Corporate division.

The accounting policies of the segments are the same as those described in the summary of accounting policies. The company accounts for inter-segment sales at current market prices as if the sales were to third parties.

| | Six Months ended July 31, 2003 | | |
|---|---|---|---|
| | 2003 | 2003 | 2003 |
| | Total | Inter-segment | External |
| **Sales** | Sales | Sales | Sales |
| Grain Handling and Marketing* | $283,737 | $13,490 | $270,247 |
| Agri-products | 319,347 | - | 319,347 |
| Agri-food Processing | 64,495 | 1,129 | 63,366 |
| Other | 45,177 | 191 | 44,986 |
| | $712,756 | $14,810 | $697,946 |

| | Six Months ended January 31, 2003 | | | Twelve Months ended July 31, 2002 | | |
|---|---|---|---|---|---|---|
| | 2003 | 2003 | 2003 | 2002 | 2002 | 2002 |
| | Total | Inter-segment | External | Total | Inter-segment | External |
| **Sales** | Sales | Sales | Sales | Sales | Sales | Sales |
| Grain Handling and Marketing* | $530,392 | $16,919 | $ 513,473 | $ 1,015,597 | $ 48,207 | $ 967,390 |
| Agri-products | 123,198 | - | 123,198 | 435,938 | - | 435,938 |
| Agri-food Processing | 65,142 | 474 | 64,668 | 545,010 | 1,505 | 543,505 |
| Other | 30,460 | 601 | 29,859 | 107,797 | 950 | 106,847 |
| | $ 749,192 | $ 17,994 | $ 731,198 | $2,104,342 | $ 50,662 | $2,053,680 |

*Includes grain sales and service revenue and Canadian Wheat Board tariffs.

| | Six Months ended July 31, 2003 | | |
|---|---|---|---|
| **Segment Earnings** | EBITDA | Amortization | EBIT |
| Grain Handling and Marketing | $ (6,393) | $ 4,605 | $(10,998) |
| Agri-products | 29,423 | 4,404 | 25,019 |
| Agri-food Processing | 8,926 | 2,492 | 6,434 |
| Other | (5,312) | 1,072 | (6,384) |
| Segment Results | 26,644 | 12,573 | 14,071 |
| Corporate Expenses | (8,973) | - | (8,973) |
| Per Financial Statements | $ 17,671 | $ 12,573 | $ 5,098 |

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - in thousands of Canadian dollars, except as noted

| Segment Earnings | Six Months ended January 31, 2003 EBITDA | Amortization | EBIT |
|---|---|---|---|
| Grain Handling and Marketing | $ 7,169 | $ 14,883 | $ (7,714) |
| Agri-products | (5,926) | 3,677 | (9,603) |
| Agri-food Processing | 6,327 | 2,542 | 3,785 |
| Other | (1,873) | 4,438 | (6,311) |
| Segment Results | 5,697 | 25,540 | (19,843) |
| Corporate Expenses | (7,854) | 253 | (8,107) |
| Per Financial Statements | $ (2,157) | $ 25,793 | $ (27,950) |

| | Twelve Months ended July 31, 2002 | | | |
|---|---|---|---|---|
| Segment Earnings | EBITDA | Amortization | Provisions | EBIT |
| Grain Handling and Marketing | $ 27,655 | $ 32,961 | $ 24,600 | $ (29,906) |
| Agri-products | 21,827 | 11,659 | (7,818) | 17,986 |
| Agri-food Processing | 35,376 | 15,111 | 28,991 | (8,726) |
| Other | 4,449 | 9,701 | (3,567) | (1,685) |
| Segment Results | 89,307 | 69,432 | 42,206 | (22,331) |
| Corporate Expenses | (15,628) | 1,505 | 29,760 | (46,893) |
| Per Financial Statements | $ 73,679 | $ 70,937 | $ 71,966 | $ (69,224) |

| Capital Expenditures | Six Months ended July 2003 | Six Months ended January 2003 | Twelve Months ended July 2002 |
|---|---|---|---|
| Grain Handling and Marketing | $ 642 | $ 837 | $ 4,061 |
| Agri-products | 649 | 565 | 1,785 |
| Agri-food Processing | 1,038 | 1,868 | 5,905 |
| Other | 97 | 87 | 638 |
| Per Financial Statements | $ 2,426 | $ 3,357 | $ 12,389 |

| Assets | As at July 31 2003 | As at January 31 2003 |
|---|---|---|
| Grain Handling and Marketing | $ 380,933 | $ 434,683 |
| Agri-products | 166,762 | 160,574 |
| Agri-food Processing | 91,810 | 95,978 |
| Other | 144,500 | 151,498 |
| Per Financial Statements | $ 784,005 | $ 842,733 |

| Capital Expenditures | Six Months ended July 2003 | Six Months ended January 2003 | Twelve Months ended July 2002 |
|---|---|---|---|
| Grain Handling and Marketing | $ 77,112 | $ 145,354 | $ 309,539 |
| Agri-products | 1,171 | 827 | 612 |
| Agri-food Processing | 54,516 | 54,317 | 211,999 |
| Other | 5,223 | 5,504 | 5,317 |
| | $ 138,022 | $ 206,002 | $ 527,467 |

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - *in thousands of Canadian dollars, except as noted*

## 24. COMMITMENTS, CONTINGENCIES AND GUARANTEES

a) The company, including its subsidiaries and its proportionate share of joint ventures, has operating leases relating primarily to railcars, buildings and equipment. Future minimum lease payments having initial or remaining lease terms in excess of one year at July 31, 2003 are as follows:

| | |
|---|---|
| 2004 | $ 7,759 |
| 2005 | $ 6,431 |
| 2006 | $ 5,667 |
| 2007 | $ 4,526 |
| 2008 | $ 3,943 |
| Subsequent years | $22,936 |

b) The company and its subsidiaries are involved in various claims and litigation arising in the ordinary course and conduct of their business. Although such matters cannot be predicted with certainty, management does not consider the company's exposure to such litigation to be material to these consolidated financial statements.

c) Banking letters of credit and similar instruments - see note 9.

d) Under the terms of an agreement, a financial institution provides credit for the purchase of crop inputs to customers of the company. Loans under the program are secured by a general security agreement granted by the customer covering the crop and farm assets.

The company collects loan payments from producer customers in trust for this financial institution and forwards collections the next business day.

Under the agreement, the company has agreed to reimburse loan losses in excess of a credit loss reserve. At July 31, 2003, $135 million was outstanding under the program of which $1.3 million represented past due amounts related to the 2002 crop year. The company expects that loan losses in excess of the credit loss reserve will not be significant.

## 25. COMPARATIVE AMOUNTS

Certain comparative amounts have been reclassified to conform with the financial statement presentation adopted in the current year.

# CORPORATE GOVERNANCE

SASKATCHEWAN WHEAT POOL'S STATEMENT OF CORPORATE GOVERNANCE PRACTICES

| TSX GUIDELINES FOR EFFECTIVE CORPORATE GOVERNANCE | SASKATCHEWAN WHEAT POOL'S GOVERNANCE PRACTICES | Consistent with Guidelines |
|---|---|---|
| **1.** The Board should explicitly assume responsibility for the stewardship of the corporation, and specifically for: | In 2002, the Board revised its formal mandate which sets out its responsibilities including the explicit assumption of responsibility for the stewardship of the corporation. In conjunction with a statement of authorization developed by the Board in 2001, the mandate identified the limits to the authority of management and the Board's expectations of management. In March 2003, the corporation completed a financial restructuring with its lenders and medium term noteholders. As part of this restructuring four independent directors were mandated for the corporation and Board governance and committee structures were refined. | ***Yes*** |
| **1.1** Adoption of a strategic planning process and approval of a strategic plan which takes into account, among other things, the opportunities and risks of the business; | The Board is responsible for the establishment and periodic evaluation of the corporation's strategic plan. A newly formed Strategic & Business Planning Committee of the Board is responsible for overseeing strategic planning, strategic initiatives and material transactions and for making recommendations to the Board on such planning, initiatives and transactions. The Board annually approves the strategic plan, the five-year capital budget and the annual operating budget. | ***Yes*** |
| **1.2** Identification of principal risks and implementation of risk management systems; | The Board ensures that systems are in place to monitor and manage risks related to physical assets, exposure on commodity, interest rate and foreign currency transactions, and environmental and safety matters. A Risk Management Committee made up of senior management reports regularly to the Audit Committee of the Board and is responsible for communicating with the Board to enable them to discharge their responsibility of identifying the Pool's principal risks and ensuring the implementation of appropriate systems to manage those risks. With the assistance of its Audit Committee, the Board also monitors the corporation's internal and external controls and financial reporting systems.<br><br>The Audit Committee of the Board requires the external auditor, internal auditor and management to communicate to the Audit Committee any issues that significantly increase risk to the corporation. | ***Yes*** |
| **1.3** Succession planning including appointing, training and monitoring senior management; | The Board is responsible for the selection, direction, evaluation and compensation of the Chief Executive Officer (CEO). The Board defines the CEO's duties, responsibilities and authority, and monitors performance. The Board is tasked to review the CEO's recommendations on succession planning for corporate management and to ratify the appointment of senior managers hired by the CEO. | ***Yes*** |
| **1.4** Communications policy; | The Board annually reviews and approves the corporation's Disclosure Policy that governs all corporate communications including interaction with analysts and the public. The Pool's Investor Relations and Communications Division works closely with management, particularly the CEO and the Chief Financial Officer, who is the Pool's Compliance Officer. Pursuant to the Pool's Disclosure Policy, the division is responsible for external and internal communications programs and for administering the continuous disclosure program for the corporation. The corporation's Disclosure Committee monitors communications to ensure compliance with securities regulation respecting selective disclosure. | ***Yes*** |
| **1.5** Integrity of internal controls and management information systems. | The Audit Committee of the Board meets quarterly with external auditors, internal auditors and corporate management to assess the reliability and effectiveness of the corporation's accounting systems and internal control systems and to review any significant control weaknesses. The Audit Committee reports at least quarterly to the Board. | ***Yes*** |
| **2.** | | |
| **2.1** The majority of directors should be unrelated (independent of management and free from any conflicting interest) to the corporation; | The Pool is incorporated under a private Act of the Saskatchewan Legislature and is organized as a co-operative. Class A shareholders, who must be farmers, elect delegates from provincial sub-districts who, in turn, elect from their number, a director from that district. Prior to the financial restructuring of the corporation there were 12 directors elected in this fashion. Subsequent to the financial restructuring, there are now four directors who are independent of both this election process and the corporation. These four independent directors are elected by the delegates from a | ***Yes*** |

| | | | |
|---|---|---|---|
| | | slate of candidates developed by the Nominating/Corporate Governance Committee and approved by the Board. As mandated by the financial restructuring documents, a "Lead Director" is *recommended by the Nominating/Corporate Governance Committee. The Board, as a whole,* elect from their ranks a President and Chairman of the Board, Lead Director of the Board (who acts as Vice-Chairman) and one Vice-President of the Board. Board members are, therefore, all unrelated because management is not involved in their selection nor can management be appointed to the Board. The delegate directors have a business relationship with the corporation because, as agricultural producers, they regularly do business with the corporation and its subsidiaries. Both a business relationship and Class B ownership are required of delegates and delegate directors by the corporation's bylaws.<br><br>Pursuant to a conflict of interest policy adopted by the Board, any director who contracts with the corporation other than in the ordinary course of their farming business or has an interest in a transaction with the corporation that exceeds a certain dollar value, must treat the transaction as material and disclose it to the Board. | |
| **2.2** | Disclosure of significant shareholders (ability to exercise the majority of votes to elect the directors). | ***The Saskatchewan Wheat Pool Act, 1995*** specifically prohibits an individual from holding more than one Class A voting share. In addition, the corporation's bylaws stipulate that no individual or group of individuals together can own more than 10 per cent of the issued and outstanding non-voting Class B shares. | ***Yes*** |
| **3.** | Disclose for each director, whether he or she is related and how that conclusion was reached. | **Marvin Wiens**, President and Chairman of the Board, **Douglas Kitchen**, Lead Director of the Board, **Thaddeus Trefiak**, Vice-President of the Board, and Directors **Ryan Anderson, Ferne Nielsen, Tom Cameron, Vic Bruce, Terry Baker, Allan Beblow, Herbert Pinder Jr., Gary Colter** and **Harold P. Milavsky** are all unrelated.<br><br>The Board considers the elected officers unrelated because, although the President and Chairman of the Board and Vice-President of the Board receive a salary from the corporation, the President and Chairman of the Board, the Lead Director of the Board and the Vice-President of the Board are elected annually by the Board and report directly to the Board. Management has no influence on their selection, performance assessment or compensation. All directors are elected by delegates in accordance with the provisions of the Act and bylaws of the corporation and are considered unrelated because management is not involved in their selection. The directors' only other relationship with the corporation is as shareholders and/or as elected officers, and in the case of delegate directors, through a business relationship as agricultural producers. | ***Yes*** |
| **4.** | | | |
| **4.1** | Appointment of a committee responsible for proposing new nominees to the Board and assessing directors on an ongoing basis; | As a result of the financial restructuring of the corporation, a Nominating/Corporate Governance Committee was formed with a mandate to recruit, assess and propose a slate of four independent directors for Board approval and subsequent election by delegates. Because the remaining eight delegate directors are elected through a democratic process, a committee of the Board cannot nominate these directors.<br><br>The Nominating/Corporate Governance Committee is also responsible for developing processes to assess Board effectiveness and to consider the orientation and development needs of individual directors and the Board as a whole. | ***Partly*** |
| **4.2** | Committee exclusively composed of non-management, unrelated directors. | The Nominating/Corporate Governance Committee is composed entirely of non-management, unrelated directors, two of whom are chosen from the slate of independent directors and two from the delegate directors. The Lead Director of the Board is the Chair of this committee. | ***Yes*** |
| **5.** | Implement a process for assessing the effectiveness of the Board, its committees and individual directors. | The Board assesses its effectiveness and the effectiveness of its committees annually. Each Board committee annually reviews its performance relative to its terms of reference and reports directly to the Board. The Board is currently developing a new process for the assessment of individual directors which will be implemented in the coming year. | ***Yes*** |
| **6.** | Provide orientation and education programs for new directors. | New directors participate in a directors' orientation program and receive a directors' handbook containing information on director responsibilities, terms of reference for the Board and its committees, and Board policies and procedures. Director responsibilities are reviewed annually by the Board.<br><br>The Board's Nominating/Corporate Governance Committee is responsible for establishing and administering, subject to Board approval, the Board development program that includes both general Board training activities and individual development activities. Development activities are specifically identified for new directors in this program. | ***Yes*** |

| | Guideline | Comments | Compliance |
|---|---|---|---|
| **7.** | Consider the size of the Board, with a view to facilitating effective decision-making. | As part of its annual review of its effectiveness, the Board considers its size. The Board reduced the number of directors from 16 to 12 in April 2001 and its composition was altered in 2003 as a result of the financial restructuring to include four independent directors and reduce the number of delegate directors correspondingly. | ***Yes*** |
| **8.** | The Board should review directors' compensation in light of responsibility and risk. | The Board's Compensation Committee regularly reviews directors' compensation in light of their responsibilities and risks and provides reports to the Board.<br>The Compensation Committee annually reviews the compensation policy and compensation levels for elected officers and makes recommendations based on their findings to the Board. | ***Yes*** |
| **9.** | Committees should be generally composed of non-management directors, a majority of whom are unrelated. | There are no management or related directors of the corporation. | ***Yes*** |
| **10.** | The Board should expressly assume responsibility for, or assign to a committee, the general responsibility for the approach to corporate governance issues including the corporation's response to these guidelines. | The Nominating/Corporate Governance Committee is responsible for developing, subject to Board approval, the corporation's approach to governance issues and for preparing the corporation's Statement of Governance Practices. | ***Yes*** |
| **11.** | Define limits to management's responsibilities by developing mandates for:<br>• The Board; and<br>• The Chief Executive Officer<br>and assess against established corporate objectives. | The Board is responsible for the direction of management in accordance with statutory and regulatory requirements, the bylaws and regulations of the corporation and the Board Mandate and Statement of Authority established by the Board.<br>Pursuant to a formal job description, the CEO is responsible to the Board for the management of the business operations of the corporation. The Compensation Committee sets, and reviews annually for Board approval, the CEO's goals and objectives as part of the performance assessment process. | ***Yes*** |
| **12.** | Implement structures and procedures to enable the Board to function independently of management including appointment of a non-management chair or a "lead director." The chair or lead director should have the responsibility to ensure that the Board carries out its responsibilities effectively including the Board meeting regularly without management present. | As part of the financial restructuring, the Board now elects a "Lead Director" from the four independent directors mandated by the financial restructuring documents. The Lead Director of the Board is not a member of management and is the Board's primary liaison with management. The Lead Director, in consultation with the President and Chairman of the Board, is responsible for planning the agendas and meetings of the Board and ensuring appropriate information is provided. All regularly scheduled meetings include sessions without management present. The Lead Director of the Board is responsible for communicating, as appropriate, with the CEO regarding any issues arising in these sessions. Additionally, the President and Chairman of the Board, Vice-President of the Board, certain committees of the Board and the Board as a whole have the freedom to obtain independent advice at the expense of the corporation when appropriate. | ***Yes*** |
| **13.** | | | |
| **13.1** | The Audit Committee of every Board of directors should be composed only of unrelated directors. All the members should be financially literate and at least one member should have accounting or related financial expertise. The Board should establish and define criteria for financial literacy and expertise; | There are no management or related directors of the corporation. Pursuant to the financial restructuring documents, the Audit Committee is composed of four directors, two of whom are independent directors. In recruiting and assessing candidates for the position of independent director, the Nominating/Corporate Governance Committee is cognizant of financial literacy tests being proposed by the Canadian Securities Administrators. The Chair of the Audit Committee and one other member are chartered accountants with requisite risk management expertise. It is the corporation's intent that delegate directors receive, where necessary, financial training sessions designed to meet these emerging financial literacy requirements. | ***Partly*** |

| | | |
|---|---|---|
| **13.2** Establish an Audit Committee with a specifically defined mandate; | The roles and responsibilities of the Audit Committee are specifically defined in the Audit Committee Charter, which is reviewed and approved by the Nominating/Corporate Governance Committee and the Board annually. The Committee's mandate includes, but is not limited to, ensuring that the external auditors understand their accountability to the Board, assessing the performance and independence of the external auditors, approving the selection of the internal Auditor, evaluating the internal audit plan and the results of the external and internal audits, reviewing and recommending for approval the corporation's financial statements and management discussion and analysis, and reviewing and evaluating critical areas of risk for the corporation. | ***Yes*** |
| **13.3** The Audit Committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate; | Pursuant to its mandate, the Audit Committee holds sessions with the external and internal auditors without management present at the end of every regularly scheduled meeting of the Audit Committee. | ***Yes*** |
| **13.4** The Audit Committee duties should include oversight responsibility for management reporting on internal controls. | The Audit Committee is responsible to obtain reasonable assurance from management, the external auditor and the internal auditor that the corporation's accounting systems and internal control systems are reliable, effective and comply with authorities. | ***Yes*** |
| **14.** Implement a system to enable individual directors to engage outside advisors at the corporation's expense subject to the approval of an appropriate committee. | Individual directors may engage outside advisors at the corporation's expense with the authorization of any one of the CEO, the President and Chairman of the Board, the Lead Director, the Executive/Management Committee, the Chairman of the Audit Committee or the Board. Additionally the Board, Executive/Management Committee, the Audit Committee and the President and Chairman of the Board and Lead Director may independently retain outside advisors. | ***Yes*** |

## SENIOR OFFICERS OF THE COMPANY

Mayo M. Schmidt
Chief Executive Officer

Wayne Cheeseman
Chief Financial Officer

Francis J. Malecha
Senior Vice-President, Grain Group

Doug Weinbender
Vice-President, Agri-Products

Karl J. Gerrand
Vice-President, Saskatchewan Wheat Pool and President, Can-Oat Milling Products Inc.

Mark Milne
Chief Operating Officer, Heartland Pork Management Services Limited

E. Richard Wansbutter
Vice-President, Commercial Relations

Ray Dean
Vice-President, Democratic and Legal Services and General Counsel/Corporate Secretary

Lyn L. Kristoff
Vice-President, Finance and Corporate Controller

Paula Duguid
Vice-President, Business Planning and Development

David Reinboth
Vice-President, Human Resources

Colleen Vancha
Vice-President, Investor Relations and Communications

Grant P. Theaker
Treasurer

# SHAREHOLDER AND INVESTOR INFORMATION

### SHARE TRANSFERS/LOST CERTIFICATES

Please direct communications concerning share transfer requirements and lost certificates to the company's transfer agent, CIBC Mellon Trust Company.

### COMPANY REPORTS

Those who would like to receive quarterly reports may return the reply card accompanying this report or may contact the company's Investor Relations and Communications Division at (306) 569-4859. Annual reports, quarterly reports and press releases are also available on the company's website at www.swp.com or by calling the Investor Relations and Communications Division. Additional information is available without charge, upon request, to shareholders including Saskatchewan Wheat Pool's Annual Information Form and Annual Filing of Reporting Issuer. Please contact the Investor Relations and Communications Division.

### DUPLICATE MAILINGS

Multiple copies of the annual and quarterly reports may be received by shareholders who own shares in more than one account or by several shareholders living at the same address. To eliminate multiple mailings, please contact your financial advisor.

### GROUP RRSP/STOCK SAVINGS PLAN

Employees and Class A shareholders may direct inquiries on these programs to Canada Life directly at 1-800-668-2648.

### MEMBER LOAN PROGRAMS

Pool employees and Class A shareholders resident in Saskatchewan may loan funds on a term or demand loan basis to the Pool through its Member Loan Programs. For more information, please contact the Member Programs Department at 2625 Victoria Avenue, Regina, Saskatchewan S4T 7T9 or call toll free in Canada 1-800-797-9920.

### CAPITAL STOCK

The company's authorized capital consists of an unlimited number of Class A voting shares and Class B non-voting shares. Class A shares are held by farmer-members, are not eligible for dividends, and have a $25 par value. Class B shares participate in earnings and are traded publicly on the Toronto Stock Exchange. An individual or entity may not own more than 10% of the total number of issued Class B shares. As at July 31, 2003, 71,658 Class A shares and 172.1 million Class B shares were issued and outstanding.

### TRANSFER AGENT

CIBC Mellon Trust Company
750 - 1 Lombard Place
Winnipeg, Manitoba R3B 0X3
1-800-387-0825 Toll free in North America
email: inquiries@cibcmellon.com

### CORPORATE OFFICE

Saskatchewan Wheat Pool
2625 Victoria Avenue
Regina, Saskatchewan S4T 7T9
Telephone (306) 569-4411
Fax (306) 569-4708

### LEGAL COUNSEL

Balfour Moss
Barristers and Solicitors
Regina, Saskatchewan

MacPherson Leslie & Tyerman
Barristers and Solicitors
Regina, Saskatchewan

### AUDITORS

Deloitte & Touche LLP
Regina, Saskatchewan



www.swp.com

**SASKATCHEWAN WHEAT POOL**
**ANNUAL REPORT 2003**

SASKATCHEWAN WHEAT POOL
2625 VICTORIA AVENUE
REGINA, SK S4T 7T9




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INVESTOR RELATIONS

a new day


POOL

## Foreword from the President



**Marvin Wiens**
President and Chairman of the Board

Saskatchewan Wheat Pool completed the most dramatic renewal in its history in fiscal 2003. In the many years I've been a member, delegate and director of the Pool, I have never been more proud of this company, its values and, most importantly, the people who make us strong.

The strength and support of our people during this past year helped the Pool prevail under some of the most challenging environmental conditions any company could ever expect to face. The commitment and professionalism of our employees helped us maintain customer confidence. Our Class A shareholders rallied behind the Pool and, through their elected delegates, supported changes in the governance structure that will benefit all of the Pool's stakeholders. These "commercial ambassadors" helped to share key information and encourage an understanding of the Pool's fundamental value to its customers, investors and the communities in which we operate.

"We have become a new organization, while maintaining the core strengths of our past."

Next year will mark the Pool's 80th year of operations. We've embarked on significant changes in the past three years and we will continue to transform ourselves in response to an ever-changing environment. But we will never lose sight of that which makes us strong – our people and our commitment to Prairie agriculture.

In many ways, the Pool today is a new company. You'll see more details on how we've changed in the following pages and I invite you to take the time to get to know the Pool again – today's Pool – the new Pool.




PROUD TO
FARM
LEMONADE

## Message from the CEO

**Mayo Schmidt**
Chief Executive Officer



Fiscal 2003 was the most challenging in Saskatchewan Wheat Pool's 80-year history. However, with that challenge came extraordinary opportunities for the company and its people to demonstrate our commitment to customers and complete a renewal that will take the company into the future as a strong and dominant player in western Canadian agriculture.

The consensual financial restructuring that we concluded with our banks and bondholders in March 2003 is an accomplishment that few companies can claim. Not only did we successfully negotiate a restructuring of $405 million in debt with two very disparate groups of debt-holders, we maintained the confidence of our customers throughout this very volatile period. We did that by being honest and open. We defined the risks – theirs and ours – and we worked with them to help manage those risks.

Too often when a company is in financial trouble, its employees and customers are the last to know. We did not want to be that kind of company. We firmly believed we would succeed where others had failed. We also recognized that our employees and customers were critical to the long-term success of any plan we would negotiate and were key in maintaining the value of our enterprise for all stakeholders. Communicating with these groups therefore became one of our most important priorities as we moved through the process.

"The Pool has taken some extraordinary steps. We've been direct, open and honest about our position. We've been hard-nosed. We've done the right things."

We are now a restructured company. For the first time in my three years at the Pool, we can focus solely on running the business. We are a new company. We have a new governance structure, a new balance sheet and some of the newest and best grain handling assets in Western Canada. We have a senior management team that was in large part forged in the fire of the financial restructuring. And that team has helped to formulate and implement the company's new strategic priorities.

Our priorities will guide our company as we implement our business strategies to return value to our many stakeholders. Our strategies are built around the opportunities and risks we see in the industry. Perhaps most importantly, they are built to accommodate change. In the agricultural industry, there are many factors outside of our control: weather, government regulations, and international trade subsidies to name just a few. Our priority is to manage those factors within our control to ensure a strong, viable operating base.

There has been enormous change in the agricultural environment over the past decade and that level of change will continue to escalate as industry players reposition in an intensely competitive, mature market. At the Pool, I believe we have a substantial advantage in that where we *were* is where our competitors *are* now.

One of our priorities going forward is to optimize our footprint. We have identified our core strengths and built a business model that allows us to focus our efforts on key business operations in which we can be most competitive in capturing and maintaining market share. We will continue to review our geographic representation and product line offerings, with a view to building value based on our competitive advantages.

At the same time, we are proactively seeking strategic alliances that allow us to enhance existing operations and grow our business in a financially responsible manner. Supply agreements, partnerships and joint ventures with other companies in our industry can provide us with economic opportunities to capture synergy, share expertise and minimize risk. We have employed this strategy successfully in the past several years, constructing marketing agreements with Toepfer International, financing partnerships with Farm Credit Canada and John Deere Credit and terminal handling agreements with grain handling companies that have no port terminal capability.

We intend to take a lead role in driving continued consolidation and reducing the overcapacity plaguing the grain handling industry right now. There is currently 25 per cent more capacity in the system than is needed to handle even a bumper crop.This reduces efficiency for all industry participants and impairs our ability to take full advantage of our state-of-the-art grain handling network.

"We've gone from a quasi-publicly traded company and a quasi-co-operative to a company that is driven by economic results with a strong understanding of who our customers are, how we must meet their needs and what our role is in terms of social responsibilities."

In April 2003, the Pool sold its Wilson Siding location to Parrish and Heimbecker, Limited (P&H). P&H had planned to build a new, competing high throughput terminal at the same location, which would have added to the excess capacity in that market. Instead, we were able to reach a deal whereby the Pool secured P&H's port-terminal volumes and P&H obtained its grain handling facility. The Pool continues to serve our southern Alberta customers from our Vulcan location and the industry is not further hampered by additional capacity.

Another of our strategic priorities is operational excellence. Clearly this should be a priority for any company. It is particularly imperative that the Pool, operating in an environment where there is little to differentiate the many competitors, strives to provide the best service and the best price to our loyal customers, while building profitability. We have already reduced our operating costs by $80 million over the past three years. We are efficient and we have the discipline to adjust our business practices quickly as market conditions change. It is time to take the next step.

We will continue to test our operating processes, management controls and reporting systems. We will establish external benchmarks, setting quantitative goals and rigorously tracking our performance against those goals.

The Pool's pipeline business approach allows us to do just that. We analyze the entire revenue stream – from the producer through to the destination customer – and make economic decisions based on the value of the whole system.

Our relationships with customers – both producers and end-use customers – are also key priorities for the Pool. With fewer and larger farms, increasingly sophisticated farming practices and an ever-growing list of cropping options, our producer customers' needs have become extremely complex. It is imperative we anticipate and respond to those needs to set us apart from the multitude of competitors vying for their business.



The Pool is in an excellent position to maximize our producer relationships. We are the only grain company in Western Canada with a communication network that spans three Prairie provinces and touches more than 70,000 producers. Our customer contact process has provided us with the market intelligence necessary to match their needs with international demand. In the coming year, our country staff will receive specialized training to identify and deliver complete, value-based customer solutions tailored to the individual needs of the producer.

At the other end of the value chain are our destination customers. Meeting their specific and differing needs is critical to earning the revenues further down the pipeline, particularly for export grains not marketed by the Canadian Wheat Board (CWB). With recent downward pressure on the CWB's export program, we simply must mitigate this pressure by placing an even greater emphasis on identifying and developing long-term relationships with end users, including food processors, international trading companies and others. We have the network and the expertise to provide the quality they demand and the logistics they require to improve their market opportunities.

The Pool's destination customers demand commodities that meet very precise specifications. Our emphasis on best practices, safety and quality assurance allows us to deliver to those specifications. The Pool has earned an international reputation for quality. In fiscal 2003, we won two of the three Quality First Awards presented each year by the CWB to recognize the industry's top performers in accurately delivering to specifications and volumes. It is the second consecutive year we have won these awards.

Our final, and most important, strategic priority is our people. Our employees are the key to delivering on the other priorities we have set for ourselves. We have strength in our management group with some of the best people in the industry. We intend to retain these top performers and attract new leaders by ensuring the Pool is a vibrant, rewarding workplace. We will also recognize and reward our "stars," those employees whose commitment to the company is evident in superior performance and delivery of measurable results.

Our employees were a major factor in our successful restructuring. Even as some were working day and night on the negotiations with the banks and bondholders, others were working equally hard at maintaining our customer and supplier relationships and taking care of the day-to-day business. Solid planning, analysis and execution were key to our success. Everyone had a role and everyone knew what they had to do. It was teamwork at its finest.

We also have an extremely capable and motivated Board of Directors. This past year was a milestone for the Pool, in that its delegate representatives elected four independent, non-member Directors for the first time in the Board's history. Not only did this change enhance the company's governance model, strengthening the Board's ability to provide strategic direction for the company – particularly in matters of finance, trade and law – it also brought the company more in line with the Toronto Stock Exchange's recommendations on governance.

In summary, fiscal 2003 was indeed a turning point. The amazing show of support we received from producers as we traveled across the Prairies to explain the restructuring proposal was an eye-opener for all of us. These people – our customers, members and Prairie investors – recognized the value of the company to the western Canadian economy and to the communities in which we operate. Canadian Business magazine also recognized the Pool's importance when it placed the company in the top 50 of its feature on the Top 75 Canadian companies of all time. It was an honor that gave all of us at the Pool a sense of pride and accomplishment.

I am looking forward to the coming year – to focusing on operational excellence and on maximizing our opportunities and striving to reach our potential. Our stakeholders have been extremely patient, living through two and a half years of drought, not to mention the organizational and financial restructurings that were necessary during this period. Our work is now paying off. The fourth quarter of fiscal 2003 speaks to our actions. We generated net earnings of $15 million, the first pure earning since the final quarter of 1999. We expect the recovery to continue.

This fall's crop is the best that we have seen in the past three years. While still only 85 per cent of the five-year average, the quality is much better and our export opportunities are significantly better than in the recent past.

Our financial restructuring has set the foundation for future growth. Fiscal 2004 will be a recovery year. While we won't experience our full potential this year, it is our expectation that with normal growing conditions in the spring of 2004, results will exceed the previous year in each quarter of fiscal 2004. Cash flow will recover and we will work hard to drive market share increases by focusing on our priorities.

We truly are a new company. We are focused on restoring value to our stakeholders. While we will never forget our roots, it is clearly time to focus on the future. It is a new day at the Pool and we are ready to meet that day on your behalf, with energy, enthusiasm and a single-minded focus on excellence.



Mayo Schmidt



# new strategic priorities

*In 2003, the Pool completed the final steps of its comprehensive restructuring plan, clearing the path for future success. To support this "new start" we have identified four strategic priorities that will guide the organization in the coming years and generate value for Pool stakeholders.*

## OPTIMIZING OUR FOOTPRINT

*The Pool will continue to align its assets with changing market conditions. Our goal is to anticipate change and proactively adjust our business processes so that we generate the greatest economic value from our western Canadian footprint.*

- Sold our Wilson Siding facility to P&H to prevent the construction of additional capacity
- Secured three port terminal handling agreements to drive additional volumes to our wholly owned export port terminals in Vancouver and Thunder Bay
- Exited unprofitable product lines, enhanced supplier terms and reduced net-owned agri-products inventory by 65% since 2001

## OPERATIONAL EXCELLENCE

*Our pipeline business model is designed to generate value at each stage of the agri-business process. We will test and refine our processes at every stage and strengthen our relationships with customers and suppliers to create mutual value. We will build confidence among our stakeholders by benchmarking, targeting, tracking and communicating our operational excellence initiatives.*

- Achieved operating cost reductions of $17 million in fiscal 2003, bringing the Pool's total costs down by nearly $80 million since 2000
- Generated net earnings of $15 million in fiscal 2003's fourth quarter, the first pure earnings since 1999
- Maximized multi-car loads, with 84% of fiscal 2003 shipments moving in unit trains; 74% in 50s and 100s

## CUSTOMER SOLUTIONS

*The needs of western Canadian producers have changed. The Pool will build on its customer contact strategies by developing customized producer profiles and new marketing strategies, specific to the customers' unique needs and aligned with the company's competitive strengths.*

*Our end-use customers will receive the same commitment. We will build on our quality assurance programs, customizing supply agreements and identity preservation programs to solidify long-term relationships in the international marketplace.*

- Implemented innovative, low-cost, longer-term customer financing through Farm Credit Canada and John Deere Credit
- Launched Brassica juncea, a mustard-derived non-GMO canola that is tolerant to drought
- Established relationships to develop new marketing opportunities for the Pool's Navigator durum varieties in offshore markets
- Secured a number of contracts with food processors and consumer products companies throughout North America through Can-Oat Milling

## OUR PEOPLE

*The knowledge and commitment of our people is at the heart of the Pool's success. We will encourage leadership through empowerment, training and retention initiatives that reward our top performers. We will implement training programs for front-line staff to help them allocate resources based on the value that can be realized from each customer and coach them to deliver innovative, customer-specific solutions.*

- Implemented quarterly market centre manager training as well as daily and weekly operational excellence/quality assurance sessions
- Expanded face-to-face senior management-employee communications throughout Western Canada
- Enhanced communication between head office and country staff to improve customer responsiveness, by eliminating a layer of management in 2003
- Enhanced the company's corporate governance through the addition of four independent directors to the Board of Directors

# optimizing our footprint



**SWP Grain Assets by Car Spot**

 100 to 112

 25 to 99

**SWP Agri-Products Assets**

 Agri-Products Retail Outlet

 SWP Port Terminals

• Prince Rupert

BRITISH COLUMBIA

• Vancouver





**Can-Oat**

**Martensville, SK and Portage la Prairie, M**

The quality assurance and standards of excellence of this wholly owned Pool subsidiary are driving new supply agreements throughout North America.


ALBERTA
SASKATCHEWAN
Edmonton
Lavoy
Killam
Trochu
Crossfield
Calgary
Vulcan
Lloydminster
North Battleford
Rockhaven
Outlook
Leader
Gull Lake
Maple Creek
Eyebrow
Moose Jaw
Regina
Assiniboia
Weyburn
White Star
Prince Albert
Melfort
Tisdale
Kelvington
Wadena
Canora
Yorkton
Ituna



**Rosetown** – Situated in the heart of the drought that devastated the Prairies in 2001 and 2002, our Rosetown market centre maintained its valuable customer relationships and managed costs through this challenging time.

Melfort – Our commitment to improving relationships with customers allowed our Melfort market centre to increase market share despite the consolidation of several smaller facilities in the area.



Aligning our quality grain handling and agri-business assets with market opportunities allows us to build value for our customers.



**Fran Malecha**
Senior Vice-President,
Grain Group

The Pool is a Prairie-based agri-business that connects producers and their commodities with destination customers around the world. Anchored by a state-of-the-art grain handling and agri-products network that consists of 43 high throughput grain terminals, 100 retail agri-products locations and 11 seed cleaning and specialty plants, the Pool also participates in agri-food processing and livestock production.

At the Pool, we are striving to be the most efficient agri-business in Western Canada, to create value for our customers, our investors and the company itself. We are well ahead of others in the industry in terms of rationalizing our operations to suit the new competitive landscape. And we've made it a priority to continue to assess all of our businesses to ensure we always have the optimum operating structure. We'll do that in a number of ways:

» Reviewing our geographic representation
» Establishing strategic supply and marketing agreements
» Driving consolidation within the industry
» Maximizing existing partnerships

MANITOBA



**The Brandon AgPro facility was the Pool's first full-service grain handling and farm supply marketing centre in Manitoba. In just four years, it has earned the leading market share in its draw area, attracting business from well-established competitors.**

ONTARIO

Brandon

Coulter

Boissevain

Thunder Bay



# the Pool pipeline


BARLEY
cdc Kendall
POOL

Agriculture is a journey that starts with the producer and ends with the consumer. And Saskatchewan Wheat Pool is there – adding value and creating opportunity – every step of the way.

Our "pipeline" approach to business gives us insight into the needs of producers and customers. We use that knowledge to increase the benefits of our products and services, strengthening the relationships that will support our long-term success.

The best way to understand the Pool pipeline is to see it in action. Follow the path of CDC Kendall barley, one of the Pool's proprietary seed varieties, from the field to the consumer.


1

**The Producer** | After 20 years of producing Harrington barley, producers wanted a new disease-resistant variety better suited to today's farming practices and the needs of malting companies around the world.

That requires the kind of product development and marketing support that the Pool provides. Producers planting CDC Kendall sign production contracts, giving them access to our proprietary seed variety and ensuring their harvested crop will be handled and marketed by the Pool. Our relationships with end-use customers provide built-in markets that offer premium prices and early movement, additional benefits for producers.




2

**Research and Development** | The Pool's research and development team, in conjunction with the Crop Development Centre at the University of Saskatchewan, works to develop and commercialize groundbreaking premium products for the benefit of our producers and customers.

CDC Kendall received full registration in 1999 and is now included on the Recommended Malting Barley Varieties List. It shows better disease resistance and earlier maturity than older varieties, giving it greater likelihood of achieving malt, rather than feed, grade.


3

**Agri-products** | Our 100 farm service centres across Western Canada supply everything from seed and crop protection products to customized spraying services and agronomic information.

CDC Kendall growers sign contracts with the Pool for a full range of products that maximize the potential of their crops. This gives producers added confidence that their barley will be malt quality.




The Pool's pipeline business model connects producers with destination customers, adding value and generating revenue at each stage along the way. Kendall barley is one of the Pool's proprietary seed varieties and an excellent example of our pipeline approach in action.


4

**Grain Handling** | The Pool's grain handling network increases efficiency for producers and customers, reducing the time and cost of moving grains from Western Canada to destinations around the world.

Our facilities are ideally suited to handling identity-preserved varieties like CDC Kendall. Producers know we will protect the integrity of their crop and customers recognize that we can deliver consistent, reliable quality.


5

**Marketing** | The Pool's marketing initiatives and strategic alliances have created new opportunities for producers and customers alike.

Production contracts for CDC Kendall allow us to market the crop to malting companies in Canada and abroad, developing demand for this new variety. Over the past three years, we have shipped as much as 35 per cent of CDC Kendall overseas, as well as supplying domestic malting companies.


6

**Transportation** | The Pool plays an integral role in the transportation of crop commodities from Western Canada to destinations around the world.

After CDC Kendall barley is delivered to the Pool, we manage the logistics of shipping to malt houses stretching from Saskatchewan to China. From our inland terminals to port facilities in Vancouver and Thunder Bay, the Pool has the ability to get barley to its destination on time.


7

**Value-added Processing** | The value of grain begins in a farmer's field but it's truly captured when it reaches customers further along the pipeline. Alliances and investments in processing companies, such as our 42-per-cent ownership of Prairie Malt, ensure a market for producers while providing added value to the Pool.


8

**Destination Customers** | End-use customers look for suppliers who can deliver consistent and high-quality grains – just as the Pool has done for almost 80 years.

This is especially important for a new variety. While the properties of CDC Kendall make it an attractive option for brewers, they need security of supply to maintain their operations. The Pool's production contracts and long history and reputation for quality give destination customers confidence that our products will meet their specifications every time.

# operational excellence

## Getting the grain to market

The ability to get the right grain to the right place at the right time is critical to success in today's competitive grain handling environment. The Pool has the most advanced grain handling network in Western Canada, with 41 per cent of the entire industry's 100-car loading capacity.


POOL

This state-of-the-art network allows the Pool to leverage incentives offered by the railways for multi-car loading and use them to attract producer deliveries, giving the company the opportunity to increase market share. In combination with the Pool's port terminal facilities, it also allows us to capitalize on the railways' desire for shorter turnaround times and enhanced railcar utilization. With an aging fleet of grain cars and mindful of the potential cost of upgrading, the railways are encouraging all shippers to maximize efficiencies where possible – and rewarding initiative in this area.

As part of its commitment to operational excellence, the Pool has responded by working with the railways to arrange dedicated trains of 100 or more cars that are loaded at one location, move to the export terminal as a unit, unload at our port facility within 24 hours and then return to the next point of origin. Locomotive power and crews for these "shuttle trains" are scheduled to deliver maximum efficiency and reduced idle time.

While shuttle trains require advance planning on the part of both the Pool and the railways, the payoff is a 50-per-cent or greater reduction in car cycle times – the time it takes to move a car from the Prairies to port and back. The average car cycle time in 2001-2002 was 17.5 days. In a pilot project conducted by the Pool and CN in 2002, the Pool ran five shuttle trains back-to-back, achieving an average cycle time of six and a half days.



This kind of efficiency keeps handling and transportation costs to a minimum, which benefits everyone in the industry – from our valued producer customers to our end-use customers. For the Pool, it means we can better manage inventory in both our country elevator and port facilities, garner additional premiums from the railways and share those savings with our customers.

It's a win-win formula that highlights the Pool's ability to lead the grain handling industry into the future.

"Our focus is on maximizing efficiencies and working with our partners in the industry to create value for the Pool, its producers and its end-use customers." - **Fran Malecha,** Senior Vice-President, Grain Group



In a pilot project conducted by the Pool and CN in 2002, the Pool ran five shuttle trains back-to-back, achieving an average cycle time of six and a half days – more than 10 days faster than the industry average.

## Rewarding initiative: comparing the railways



<table>
<tr><th></th><th colspan="3">CP Rail</th><th>CN</th></tr>
<tr><td>25-car units</td><td colspan="3">$0.50 per tonne</td><td>$0</td></tr>
<tr><td>50-car units</td><td colspan="3">$4.00 per tonne</td><td>$4.00 per tonne</td></tr>
<tr><td>100-car units</td><td colspan="3">$7.00 per tonne</td><td>$6.00 per tonne</td></tr>
<tr><td rowspan="4">Shuttles</td><td># OF TRIPS BOOKED</td><td>PREMIUM*</td><td>TOTAL INCENTIVE REBATE*</td><td rowspan="4">An additional $1.00 per tonne<br>Total shuttle = $7.00 per tonne</td></tr>
<tr><td>4</td><td>$0.50</td><td>$7.50</td></tr>
<tr><td>8</td><td>$1.00</td><td>$8.00</td></tr>
<tr><td>12</td><td>$1.50</td><td>$8.50</td></tr>
</table>

*per tonne



### Shuttle Trains 101

Shuttle trains are dedicated trains of 100 or more cars that are loaded at one location, move to the export terminal as a unit, unload at our port facility within 24 hours and then return to the next point of origin.

Shuttle trains can reduce the average car cycle time by more than half, reducing costs and enhancing efficiency for everyone in the system.

# customer solutions

## A proprietary canola that cuts the 'mustard'



The brilliant yellow of a canola crop stretching across the horizon under a blue sky is a striking summer image, well known to those living on the Canadian Prairies. The oil-producing plant is a popular crop grown mainly in northern and central areas where there is less risk of heat and drought. For producers in hotter, dryer southern areas where canola production has been limited in the past, the Pool has developed new varieties to help Prairie farmers improve their competitive position in a tough international marketplace, while beating the challenges of Mother Nature.

The Pool's Brassica juncea varieties, Arid and Amulet, were developed through conventional (non-GMO) technology. These new varieties, created from mustard through selective breeding techniques, are the result of more than a decade of research and development by the Pool and its research team building on earlier work by Agriculture and Agri-Food Canada. Arid and Amulet received registration and final regulatory approval in the spring of 2002. The new varieties are now extending oil-seed production into southern regions as a growing number of producers sign contracts to test the crop's performance.



As proprietary seed, Arid and Amulet are sold exclusively by the Pool. The contract arrangement with farmers allows the Pool to trace each part of the production process, and ensures that sales are made to equal the supply. We sell the seed and crop inputs and handle 100 per cent of the harvest to ensure identity preservation. Brassica juncea varieties offer the Pool and its customers new market potential, particularly as a non-GMO canola that can be visually distinguished from other canola by its bright yellow seed coat.

Developing new varieties is one more way that the Pool is meeting the needs of its producer customers and helping them diversify and increase productivity.



"The Pool's success in the seed business is tied directly to the productivity of Prairie farmers." - **Doug Weinbender,** Vice-President, Agri-products

The Pool's Brassica juncea canola – a non-GMO variety developed from mustard – is a proprietary seed that gives producers in southern areas of the Prairies the ability to grow canola that will withstand the hotter, dryer temperatures in that region.

## Advantages of Brassica juncea canola varieties



- » Canola-quality oil and meal with improved tolerance to heat and drought
- » High yield potential, enhancing producer profits
- » Seedling vigor, ensuring a strong start
- » Attractive, low-fibre meal, giving it a strong competitive edge
- » Low in saturated fat, meeting strong demand for healthy foods
- » Disease resistant, reducing producers' risks
- » Hardy seed pods, resulting in less shattering and loss of seed
- » Resistant to lodging or falling over in winds or heavy rain
- » Potential to reduce harvest costs with straight combining



### A Visible Difference

Brassica juncea's distinctive yellow seed coat makes it easy to distinguish from other varieties. That is important with growing sensitivity among producers and buyers about GMO crops. Brassica juncea was developed using traditional plant breeding techniques and it shows.

While originally developed for producers in the dryer zones, Brassica juncea varieties are attracting other growers – nationally and internationally - because of their high yield potential. Over the past 18 months, more growers have come on stream. We are now working to improve these varieties to allow a broader use of herbicide and produce even higher yields. As a result, we see the potential for more canola acres blossoming along the roadways of Canada and other countries in the future.



"This spring, I grew 200 acres of Arid and was very pleased with a 21-bushel-per-acre yield. Being able to straight combine the crop saved time and money, and there was less shattering of the pods. I plan to go with Arid again in the coming year."

- Dale Utek, Swift Current area farmer

# our people

## Employees - key to any organization's success



Saskatchewan Wheat Pool is committed to its employees, who are recognized as leaders in their industry. Education and training to improve customer relations and operational excellence are top priorities at the Pool. Providing safety training to staff, contract employees and our farmer customers is part of the company's plan for continuous improvement.

Take for example the Pool's anhydrous ammonia safety training program. About 250 staff and contractors from our market centres are trained and certified or re-certified each year on the safe handling of anhydrous ammonia, emergency first aid techniques and other safety requirements.



Over the past year, the Pool has delivered local safety programs to about 4,000 Prairie farmers through its market centre staff. Anhydrous ammonia is an efficient and widely used nitrogen fertilizer for crops. Due to its chemical makeup, it requires careful storage and handling.

The Pool is the only farm supply retailer to have a dedicated emergency response team available to respond to emergency situations involving anhydrous ammonia. Part of the team's work is to train agri-product retailers, police, ambulance and first responders about anhydrous ammonia.

Taken together, these Pool programs are helping to ensure the safety of our employees, industry partners and the communities in which we operate, while at the same time protecting the environment.



"Our employees – and their professionalism – are a big reason customers trust the Pool."

- **Mayo Schmidt,** CEO









## A new governance model

Saskatchewan Wheat Pool's corporate governance has undergone significant change in the past year. We have enhanced board independence, aligned our structure with regulatory and industry recommendations and increased the breadth and depth of knowledge at the table.

Since its inception in 1924, the Pool has been governed by a board of directors composed of elected farmer delegates under a governance model derived from co-operative principles. Not only did this provide a democratic structure whereby producers were represented, it also ensured that the people governing the Pool had first-hand experience and knowledge of farming and the agricultural environment in Western Canada.

"The combination of agricultural and business expertise on our Board today creates a level of confidence among all of our stakeholders that the Pool is committed to meeting their unique needs."

- Marvin Wiens

Governance models have changed. Corporate governance has become a paramount business issue. Today, corporations operate in an increasingly regulated, sophisticated and scrutinized environment. Business expertise in the areas of law, finance and trade, to name a few, are now required knowledge for an effective board.

At the Pool, we recognized nearly three years ago that our governance model required change. In 2000, we added two outside advisors who brought their business expertise to the Board. In the fall of 2002, we sought approval from our delegates to petition the Saskatchewan legislature to allow for the election of non-farmer directors to the Board.

In 2003, as a key component of the capital restructuring agreement between the Pool and its banks and bondholders, we further enhanced the model by adding four fully voting independent directors. We created the position of Lead Director and revised our committee structure and composition.

The synergy created by the four new directors working alongside the eight delegate directors has raised the level of debate at the board table and improved decision-making processes.



**Marvin Wiens**
President
and Chairman of the Board



**Douglas Kitchen**
Vice-Chairman
and Lead Director

The position of Lead Director, established based on recent Toronto Stock Exchange recommendations, is the Vice-Chair with responsibility for managing the Board, acting as liaison between the Board and management, and leading the CEO appraisal. The Chairman of the Board is a position held by a member-director, reflecting the Board's continued commitment to its Prairie roots.

Last, but certainly not least, the Board revised its committee structure. Key committees, such as Strategic and Business Planning, Audit, Nominating/ Corporate Governance and Compensation, are chaired by independent directors and include both independent and delegate directors. These changes move us closer to regulatory guidelines for effective corporate governance, while preserving the unique nature of our democratic structure.

We believe we have created a structure that lends itself to making the best decisions for the benefit of all of our stakeholders. We are focused on providing competent, responsible governance to support the Pool's longevity and create profitability for all stakeholders. In some ways, the changes we've made at the board level mirror the restructuring of the corporation itself. We are a new entity with new opportunities, building on the core strengths of our past.

# The Pool's Board of Directors

**Marvin Wiens** 1, 4*CHAIR, 7
President and Chairman of the Board



Marvin Wiens has 31 years' experience with Saskatchewan Wheat Pool and is currently serving his fourth consecutive term as President and Chairman of the Board. Mr. Wiens has guided the Pool's Board through comprehensive financial and organizational restructuring. He is a graduate of the Ivey Executive Program at the University of Western Ontario and attended the School of Agriculture at the University of Saskatchewan. Mr. Wiens' family operates a mixed grain farm near Wymark, SK.

**Douglas Kitchen** 3*CHAIR, 4, 6*CHAIR, 7*CHAIR
Lead Director and Vice-Chairman



Douglas Kitchen of Nashville, Tennessee, is Managing Director of Rosenthal Collins, a major futures clearing and execution firm and foreign exchange dealer in Chicago. He joined the Pool's Board in July 2000 as an outside advisor. Mr. Kitchen is Vice-Chairman of the Board of the National Futures Association, the regulatory agency for the futures industry in the United States. He is a graduate of Kansas State University with specialties in agriculture and business.

**Thad Trefiak** 1, 4, 5, 6
Vice-President



Thad Trefiak has served on Saskatchewan Wheat Pool's Board of Directors since 1999 and was elected Vice-President in April 2001. As Vice-President, he represents the Pool on the boards of several industry organizations including the Canadian Federation of Agriculture and the federal Agriculture Minister's National Safety Nets Advisory Committee. He graduated at the top of his class from the University of Saskatchewan's School of Agriculture in 1978 and completed the Executive Development Program for Agri-Food Professionals at the University of Guelph in 2002. Mr. Trefiak's family operates a purebred beef and mixed grain farm near Leross, SK.

**Ryan Anderson,** Director 1, 5



Ryan Anderson has been a member of Saskatchewan Wheat Pool's Board of Directors since 1998. He is a director for both the Centre for the Study of Co-operatives at the University of Saskatchewan and the Flax Council of Canada. His family operates a grain, oilseed and pulse crop farm near Melfort, SK.

**Terry Baker,** Director 1, 2, 5



Terry Baker has served on Saskatchewan Wheat Pool's Board of Directors since 2001. He is a member of the Saskatchewan Beef Marketing Deductions Board and Chairman of Denzil Credit Union Ltd. He holds a civil engineering degree from the University of Saskatchewan. His family operates a mixed farm near Denzil, SK.

**Committees:**

1 Agriculture
2 Audit
3 Compensation
4 Executive/Management
5 Member Relations/Communications
6 Nominating/Corporate Governance
7 Strategic and Business Planning

**Allan Beblow,** Director 1, 2



Allan Beblow has served on Saskatchewan Wheat Pool's Board of Directors since March 2002. He operates an insurance and investment services business and is a member of the Cornerstone Credit Union and the Yorkton Co-operative Association. Mr. Beblow, a graduate of the University of Calgary, is a member of Advocis, the Financial Advisors Association of Canada. His family operates a livestock and grain farm near Yorkton, SK.

**Vic Bruce,** Director 1*CHAIR, 3



Vic Bruce has served on Saskatchewan Wheat Pool's Board of Directors since the fall of 2002. He has served on various boards including the Farm Land Security Board. Mr. Bruce is a graduate of the University of Calgary. His family operates a farm specializing in pedigree seed production near Tuxford, SK.

**Tom Cameron,** Director 1, 6



Tom Cameron has served on Saskatchewan Wheat Pool's Board of Directors since 2001. He is a graduate of the University of Regina and has extensive experience as an educator and social worker. His family operates a grain farm near Carievale, SK.

**Gary Colter,** Director 2*CHAIR, 7



Gary Colter is President of CRS Inc., a corporate restructuring and strategy management consulting firm based in Toronto. Prior to forming CRS, he had a distinguished 34-year career with KPMG including 11 years as a Vice-Chairman of KPMG Canada and two years as Managing Partner, Global Financial Advisory Services for KPMG International. Mr. Colter is also a director of CIBC and Owens-Illinois, Inc. He is a graduate of the Ivey School of Business at the University of Western Ontario.

**Harold P. Milavsky,** Director 2, 6



Harold P. Milavsky is Chairman and Director of Quantico Capital Corporation and a former chairman and CEO of Trizec Corporation. He has served on numerous public and private boards in the energy, real estate and financial sectors. Mr. Milavsky is a graduate of the College of Commerce at the University of Saskatchewan and is a member of the Institute of Chartered Accountants of Saskatchewan and Alberta. He has received honorary doctorates from the universities of Calgary and Saskatchewan. Mr. Milavsky resides in Calgary, AB.

**Ferne Nielsen,** Director 1, 3, 5*CHAIR



Ferne Nielsen is a member of the Farm Land Security Board. She was elected to the Pool's Board in 2000. Ms. Nielsen is the Pool's representative to the Canadian Co-operative Association and the Pool Insurance Company. She has served as a director of the Saskatchewan Crop Insurance Corporation and the Saskatchewan Opportunities Corporation. Her family operates a mixed farm near Turtleford, SK.

**Herb Pinder Jr.,** Director 3, 4, 5, 7



Herb Pinder is President of the Goal Group of Companies, a Saskatchewan-based management, investment and sports representation business. He is the former president of Pinders Drugs and is an experienced director, having served on the boards of public and private businesses, as well as Crown corporations and non-profit organizations. A non-practising lawyer, Mr. Pinder holds an MBA from Harvard Business School. He lives in Saskatoon, SK.

## Senior Officers of the company

**Mayo M. Schmidt**
Chief Executive Officer

**Wayne Cheeseman**
Chief Financial Officer

**Francis J. Malecha**
Senior Vice-President,
Grain Group

**Doug Weinbender**
Vice-President,
Agri-Products

**Karl J. Gerrand**
Vice-President, Saskatchewan Wheat Pool
and President, Can-Oat Milling Inc.

**Mark Milne**
Chief Operating Officer,
Heartland Pork Management Services Limited

**E. Richard Wansbutter**
Vice-President,
Commercial Relations

**Ray Dean**
Vice-President,
Democratic and Legal Services
and General Counsel/Corporate Secretary

**Lyn L. Kristoff**
Vice-President,
Finance and Corporate Controller

**Paula Duguid**
Vice-President,
Business Planning and Development

**David Reinboth**
Vice-President,
Human Resources

**Colleen Vancha**
Vice-President,
Investor Relations and Communications

**Grant P. Theaker**
Treasurer

### INVESTOR RELATIONS AND COMMUNICATIONS

**INQUIRIES**

Colleen Vancha, Vice-President,
Investor Relations and Communications
Telephone (306) 569-4525
e-mail investor@swp.com

Visit us at www.swp.com

Saskatchewan Wheat Pool
2625 Victoria Avenue
Regina, Saskatchewan S4T 7T9

*on the cover:*

### NAVIGATOR

Prairie farmers needed a durum with increased gluten strength to compete in premium pasta markets around the world.
The Pool responded by working with Agriculture and Agri-Food Canada to develop **AC Navigator,** a premium quality, higher-yielding durum variety with better disease resistance and shorter, stronger straw to prevent lodging.
AC Navigator is available exclusively from the Pool.




POOL

www.swp.com

## AFFIDAVIT OF MAILING



| CANADA | ) IN THE MATTER OF |
|---|---|
| PROVINCE OF SASKATCHEWAN | ) Saskatchewan Wheat Pool |

I, Colleen Vancha, of Regina, Saskatchewan, DO SOLEMNLY DECLARE THAT:

1. I am the Vice-President of Investor Relations and Communications for the Saskatchewan Wheat Pool and as such have personal knowledge of the matters herein declared.

2. I did on the 20th day of November, 2003, caused to be mailed to all registered holders of Saskatchewan Wheat Pool Class "B" Non-Voting Shares, who were shareholders of record as of the close of business on November 5, 2003 and to all non-registered shareholders of the Corporation as of close of business on November 5, 2003 pursuant to the guidelines of National Instrument 54-101:

   a) the Notice of the Saskatchewan Wheal Pool Annual Meeting of the holders of Class "B" Non-Voting Shares
   b) the Annual Report of the Corporation, which included the financial statements and the auditor's report for the Corporation's fiscal years ended July 31, 2003 and July 31, 2002, and
   c) the Interim Report Reply Card.

And I make this solemn declaration conscientiously believing it to be true and knowing that it is of the same force and effect as if made under oath and by virtue of "The Canadian Evidence Act".

DECLARED BEFORE ME at Regina
Saskatchewan, this 21st day of November, 2003.

Debra Roth
Notary Public


DEBRA LYNN ROTH
Notary
Public
My Appointment
expires May
31, 2005
SASKATCHEWAN

C Vancha
Colleen Vancha,
Vice-President, Investor
Relations & Communications

November 21, 2003

The Saskatchewan Wheat Pool hereby files its Affidavit of Mailing for the fiscal year ended July 31, 2003.

Sincerely,

**"Colleen Vancha"**

Colleen Vancha, Vice-President
Investor Relations & Communications